Exhibit 99.2

MERUS LABS INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended March 31, 2017 and 2016

This Management’s Discussion and Analysis (the “MD&A”) sets out the financial performance, results of operations and condition of Merus Labs International Inc. (the “Company” or “Merus”) for the three and six months ended March 31, 2017 (“Q2 2017”) compared to the three and six months ended March 31, 2016 (“Q2 2016”). The analysis should be read in conjunction with the accompanying unaudited interim consolidated financial statements (the “Financial Statements”) for the three and six months ended March 31, 2017 and 2016 and the related notes thereto. References to “FY 2016” and to “FY 2017” are to our fiscal years ended September 30, 2016 and 2017, respectively.

The date of this MD&A is May 10, 2017.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, amongst other things include:

•	our expectations regarding sales from its existing products, including its sales forecasts;

•	our ability to acquire new products;

•	our expectations regarding our ability to raise capital, including our ability to secure the financing necessary to acquire new products;

•	our expectations regarding sales from products that we acquire or license;

•	our forecasts regarding our operating expenditures, including general and administrative expenses,

•	our expectations regarding the development of our target markets;

•	our expectations regarding government regulations of our products and any new products that we acquire;

•	our expectations regarding currency exchange rates;

•	our expectations regarding income taxes;

•	our plans, objectives and targets for future revenue growth and operating performance;

•	our plans and objectives regarding new products that we may acquire; and

•	our forecasted business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available, including information obtained by Merus from third-party industry analysts and other third-party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While we do not know what impact any of those differences may have, our business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	our ability to successfully market and sell our products;

•	our ability to service existing debt;

•	our ability to increase sales of our existing products;

•	our ability to acquire new products and, upon acquisition, to successfully market and sell new products that we acquire;

•	our ability to achieve the financing necessary to complete the acquisitions to new products;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	the acceptance of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	determinations by regulatory and reimbursement agencies in various countries including Canada and Europe regarding the maximum reimbursement price payable for the products that we sell;

•	core patent protection for our product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;

•	the inability to adequately protect our key intellectual property rights;

•	the loss of key management or scientific personnel;

•	the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;

•	the risk that we are not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in our Annual Information Form for the year ended September 30, 2016 (our “2016 AIF”), our management’s discussion and analysis of results of operations for the year ended September 30, 2016 (our “2016 MD&A”) and our related annual report on Form 40-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework affecting our business;

•	no unforeseen changes in the prices for our products in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our products;

•	no unforeseen changes in our ability to maintain a consistent supply of regulatory quality approved products;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Merus is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The above list of risk factors is not exhaustive. Other factors which could cause our actual results, performance or achievements to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in our publicly filed disclosure documents.

All historical financial information is prepared in accordance with IFRS, unless otherwise noted, and is expressed in Canadian dollars.

Corporate OVERVIEW

We are a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. We leverage our expertise and scalable commercial platform in Europe, Canada and select other markets to deliver value. We currently own, market and distribute the following pharmaceutical products within the territories described below pursuant to license and other intellectual property rights that we have acquired:

Name of Product	Acquired From	Indication	Territory Rights	Patent Protection

Nitrates Portfolio: Elantan®, Isoket® and Deponit®	UCB Pharma (February 2016)	Acute and chronic coronary artery disease	Twenty European countries, Mexico, Turkey and South Korea	None

Sintrom®	Novartis Pharma AG (September 2014)	Treatment and prevention of thromboembolic diseases	Certain European countries including Spain, Italy, Greece, Romania and Bulgaria	None

Emselex®/Enablex®	Novartis Pharma AG (July 2012)	Treatment of overactive bladder syndrome	Canada and Europe (excluding France, Spain and Italy)	Core patents expired in 2016, Supplemental Protection Certificate provides barrier through October 2019

Surgestone® and Provames®	Sanofi (March 2016)	Variety of women’s health indications	France	None

Speciafoldine®	Sanofi (March 2016)	Macrocytic anemia	France	None

Tredemine®	Sanofi (March 2016)	Tapeworm	France	None

Salagen ®	Novartis Pharma AG (May 2015)	Treatment of symptoms of dry eye and dry mouth disorders; indicated for xerostomia following radiation therapy	Territory comprised of 50 countries, the majority of which are European counties, inclusive of France, Germany, Italy, Spain and the United Kingdom, and which also include Russia and a number of Western Asian countries	None

Estraderm MX®	Novartis Pharma AG (May 2015)	Treatment of signs and symptoms of estrogen deficiency due to menopause; prevention of accelerated postmenopausal bone loss	United Kingdom, Australia, Italy, Colombia, Spain, Poland and Singapore, and other EU countries (subject to Novartis supply obligation limitations)	None

Vancocin®	Iroko (May 2011)	Treatment of gastrointestinal tract bacterial infections (including C. difficile)	Canada	None

Our products are described in detail in our 2016 AIF.

Our head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1. Our telephone number is 905-726-0995.

Our common shares are publicly traded on the Toronto Stock Exchange (the “TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

The primary focus of our corporate strategy is to acquire and optimize prescription medicines in the following categories:

•	On-patent but at maturity stage of product life cycle

•	Branded generics

•	Under-promoted products

•	Niche market pharmaceuticals

•	Growth products with a concentrated prescriber base that have been recently approved, or are expected to be approved within two years of acquisition

•	Products with annual sales below the critical threshold for large pharma

We have determined to expand our corporate strategy in order to target new medicines with growth potential. We believe that pursuing this expanded corporate strategy has the potential to complement the strong foundation that we have built through our existing legacy product portfolio and provide additional growth opportunities for our business. We have not completed any acquisitions of growth medicines to date, but our business development team is currently evaluating growth medicine products as part of their mandate. As with potential legacy product acquisitions, acquisitions of growth medicine products will be contingent on our being able to negotiate acceptable acquisition terms and securing any necessary financing to fund and integrate the acquisition.

Our corporate growth strategy is driven by a product acquisition plan that employs an opportunistic approach to sourcing product acquisition candidates. This approach allows us to source pharmaceutical products across broad therapeutic classes and provides us access to acquisition targets not available to other players. Although we have a broad therapeutic focus, opportunities are pursued if a dedicated small-scale sales force can deliver incremental product sales. Our geographic focus is primarily Europe and Canada.

The result of this corporate strategy is a diversified product portfolio. To manage such a product portfolio, we layer a low-cost operating model on top of our light corporate infrastructure. We leverage the expertise of third-party contract manufacturing and regulatory service providers and maintain complete flexibility.

OVERVIEW

Material developments in our business in the preceding twelve months up to the date of this MD&A are summarized as follows:

Date	Event
July 4, 2016	Merus announces completion of first regularly scheduled quarterly payment of principal under its new credit facility
July 1, 2016	Merus appoints Michael Bumby as Chief Financial Officer; and Frank Fokkinga as Vice-President, Global Regulatory Affairs, Quality and Compliance
March 7, 2016	Merus completes acquisition of women’s health portfolio from Sanofi S.A. (“Sanofi”)
March 1, 2016	Merus completes $27 million bought deal private placement of subscription receipts
February 4, 2016	Merus completes acquisition of nitrates portfolio from UCB Pharma GmbH (“UCB”)
February 1, 2016	Merus enters into $180 million amended and restated credit agreement with Bank of Montreal, CIBC and a syndicate of lenders (our “Amended and Restated Credit Agreement”)

Details of the material developments described above have been provided in our 2016 AIF and our 2016 MD&A.

OVERALL PERFORMANCE

Revenues increased to $22.6 million for Q2 2017 from $19.7 million for Q2 2016, representing a year-over-year increase of 15%. Revenues increased to $48.7 million for fiscal year to date 2017 (“FYTD”) from $35.6 million for FYTD 2016, representing a year-over-year increase of 37%. Gross Basis Revenues1 decreased to $25.9 million during Q2 2017 from $26.2 million for Q2 2016, representing a year-over-year decrease of 1%. Gross Basis Revenues1 increased to $56.8 million during FYTD 2017 from $44.5 million for FYTD 2016, representing a year-over-year increase of 28%. The increase in revenues and Gross Basis Revenues for FYTD 2017 primarily reflected our expanded portfolio of pharmaceutical products in FYTD 2017 in comparison to FYTD 2016 resulting from the acquisition of the nitrates portfolio from UCB and the women’s health portfolio from Sanofi in the second quarter of 2016 (“Q2 2016”). As at the end of Q2 2017, only select countries in our nitrates portfolio remained subject to a profit transfer agreement.

[1]	See below under “Non-IFRS Financial Measures” for a discussion of Gross Basis Revenues and a reference to the reconciliation to the results presented in the financial statements.

Net loss decreased to $1.2 million for Q2 2017 from $3.4 million for Q2 2016. The decrease in net loss for Q2 2017 was primarily attributable to an increase in our gross margin by $0.6 million, a decrease to our operating expenses of $2.0 million and a decrease to our finance costs of $0.8 million for Q2 2017 in comparison to Q1 2017. Net loss increased to $7.5 million for FYTD 2017 from $4.3 million for FYTD 2016. The increase in net loss for FYTD 2017 is primarily attributable to foreign exchange losses of $3.5 million in FYTD 2017, compared to foreign exchange losses of $0.1 million in FYTD 2016, resulting in a $3.4 million negative impact on operating income in FYTD 2017. Increased finance costs of $4.5 million in FYTD 2017, compared to $4.0 million in FYTD 2016, also contributed $0.5 million to the increase in our net loss. Increases in general and administrative expenses and selling and marketing expenses in FYTD 2017 over FYTD 2016 resulting from our expanded product portfolio and our related expanded operations also impacted our net loss, however these increases were overall matched by the increase in our gross margin in Q2 2017 over Q2 2016.

EBITDA2 increased to $9.1 million for Q2 2017 from $8.9 million for Q2 2016, representing a year-over-year increase of 2%. EBITDA2 decreased to $14.4 million for FYTD 2017 from $16.4 million for FYTD 2016, representing a year-over-year increase of 12%. The decrease in EBITDA was largely attributable to the increase in the foreign exchange loss of $3.5 million in FYTD 2017 over FYTD 2016. Adjusted EBITDA2 decreased to $9.4 million during Q2 2017 from $11.0 million for Q2 2016, representing a year-over-year decrease of 15%. Adjusted EBITDA2 increased to $20.2 million for FYTD 2017 from $19.6 million for FYTD 2016, representing a year-over-year decrease of 3%.

[2]	See below under “Non-IFRS Financial Measures” for a reconciliation of EBITDA and Adjusted EBITDA to net loss.

Total assets decreased to $350 million as at March 31, 2017 from $375 million as at September 30, 2016 as a result of product amortization and foreign exchange differences on the revaluation of foreign subsidiaries and monetary assets. Total liabilities decreased to $162 million as at March 31, 2017 from $178 million as at September 30, 2016 as we made further installment payments of principal under our long term debt. We had a working capital deficit of $11.5 million as at March 31, 2017, compared to a working capital deficit of $13.7 million as at September 30, 2016. Long term debt due within one year decreased to $30.6 million as at March 31, 2017 from $36.1 million as at September 30, 2016, and was offset by an increase in our operating line to $11.6 million as at March 31, 2017 compared to $5.0 million as at September 30, 2016. Our working capital deficit as at March 31, 2017 is primarily attributable to the current portion of our long-term debt in the amount of $30.6 million which is repayable under the Amended and Restated Credit Agreement, as further discussed below, and our operating line. As at March 31, 2017, excluding provisions and obligations related to the current portion of our long-term debt, we had working capital of $19.3 million compared to $22.3 million at September 30, 2016.

Cash provided by operating activities was $2.8 million for Q2 2017, compared to $6.4 million for Q2 2016. Cash provided by operating activities was $7.8 million for FYTD 2017, compared to $12.7 million for FYTD 2016. We plan to use cash provided by operating activities to fund the current portion of our long-term debt, reduce our operating line, and build working capital for our expanded operations.

Overall, Q2 2017 reflected the fourth consecutive quarter with our current expanded product portfolio and reflected our ongoing efforts to integrate our new products into our business operations.  During Q2 2017, we continued refining our pan-European platform, upgrading our enterprise resource planning and business intelligence systems, and streamlining all of our related processes. In addition, we focused on cost-savings measures with results anticipated to be realized in the second half of fiscal 2017.

NON-IFRS FINANCIAL MEASURES

We use the following non-IFRS measures in this MD&A:

•	Gross Basis Revenue,

•	EBITDA, and

•	Adjusted EBITDA.

These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These measures are defined with reference to the nearest comparable IFRS measure in order that a reconciliation to the nearest comparable IFRS measure can be completed. Accordingly, these measures may not be comparable to similar measures presented by other companies. We use these non-IFRS measures in order to provide additional financial information to complement the closest IFRS measures in order to provide investors with a further understanding of our operations from management’s perspective. Investors should not consider that these non-IFRS measures are a substitute for analyses of the financial information that we report under IFRS. We use these non-IFRS measures in order to provide investors with a supplemental measure of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

The definition of each of these non-IFRS financial measures is presented below:

Gross Basis Revenue

As is necessary and customary in the pharmaceutical industry due to the regulatory framework, once we complete the acquisition of a pharmaceutical product, we enter into a transition phase during which the marketing authorizations necessary for us to legally market and sell the product are transferred to us from the vendor, for each country comprising the territory for which rights are acquired. Pending the completion of the transfer of the marketing authorizations, the vendor, in our case typically a major pharmaceutical company, will continue to market and sell the product in the acquired territories on our behalf. As they remain the legal seller of the products, the vendor remits to us a “profit transfer” amount that is calculated from the product sales, less the associated cost of goods, and less certain other expenses including an agreed amount payable to the vendor as consideration for their administering the product sales during the transition period. This arrangement is typically set out in a transition services agreement which is negotiated as part of the product acquisition agreement and is executed at the time of the closing of the product acquisition. The term of the transition services agreement is typically in the range of 9 to 12 months, and we are typically obligated to pursue transfer of the marketing authorizations in order that the transition services agreement is in effect for the shortest period possible.

For products that are in the transition phase during a reporting period, we have presented revenue on a net basis, as required in accordance with the Company’s accounting policies and IFRS, and on a “Gross Basis Revenue” basis. Reporting revenue on a net basis, as presented in our financial statements, requires that we report only the “profit transfer” amount that we receive from the vendor, and does not reflect the underlying sales value of the product to customers. Reporting on a “Gross Basis Revenue” basis better reflects both the actual sales of the product and the corresponding cost of goods sold associated with the product in the appropriate financial statement line items. This information is provided in order to allow investors to understand the actual underlying revenue for the recently acquired products in order that they can be comparable to other products and future periods.

Gross Basis Revenue is a non-IFRS measure that we define as the revenue that we would have received had we held title to and sold our products directly to our customers during the transition period. Gross Basis Revenue is calculated from revenue, which are reflected in our financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenue as reported by the vendor. We have provided a reconciliation of Gross Basis Revenues to net revenue on a product-by-product basis in this MD&A under Results of Operations.

EBITDA

We define EBITDA as earnings before interest expense, taxes, depreciation and amortization. We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing business on a consistent basis without the impact of amortization, debt service obligations and other non-operating items. We exclude amortization because its level depends substantially on non-operating factors such as the historical cost of intangible assets.

Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, amortization, impairment charges, non-cash stock based compensation, foreign exchange and derivative gains or losses, investment income or expense, one-time legal settlement costs, and acquisition costs. We believe Adjusted EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations, other non-operating and non-cash items, and one-time events. We exclude amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss for the period, being the most directly comparable IFRS measure:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016

Net income (loss) for the period	$(1,173,058)	$(3,425,860)	$(7,490,468)	$(4,340,880)

Interest expense	2,245,049	3,022,480	4,453,611	3,970,109
Income tax expense	369,277	129,877	844,286	261,438
Depreciation	10,405	3,765	23,571	7,619
Amortization	7,622,280	9,153,443	16,563,872	16,510,144

EBITDA	9,073,953	8,883,705	14,394,872	16,408,430

Add/(Deduct):
Acquisition costs	0	1,930,600	0	2,282,919
Legal settlement costs	136,039	0	1,134,215	0
Non-cash stock based compensation	418,316	483,222	1,278,018	1,575,395
Investment income	(48)	201	(48)	84
Foreign exchange losses (gains)	(248,581	622,431	3,499,776	51,734
Derivative losses (gains)	(29,437)	(879,368)	(106,847)	(742,496)

Adjusted EBITDA	$9,350,242	$11,040,791	$20,199,986	$19,576,066

RECENT DEVELOPMENTS

Arbitration Proceeding

In August 2014, we received notice of a request for arbitration from LG Life Sciences (“LGLS”), the original owner of the Company’s former Factive® product.  This request for arbitration was based on the original license agreement entered into by LGLS and Chiesi.  The arbitration proceedings were brought under the rules of arbitration of the International Chamber of Commerce (the “ICC Arbitration”) named us as a respondent together with Chiesi and Vansen Pharma, Inc.  The request for arbitration included the allegation that Chiesi did not have the legal right to transfer the Factive product to Merus under the Factive Asset Purchase Agreement. LGLS sought an award for damages relating to an alleged breach of contract, as well as disgorgement of revenue and other benefits derived by us from sales of Factive. The ICC arbitration tribunal dismissed the claims of LGLS against us in the decision of the panel issued in May 2016.  Additionally, the ICC arbitration panel also dismissed the claims that we and Chiesi had each asserted against one another, seeking indemnity and damages related to LGLS’s claim.  The ICC arbitration tribunal issued a final decision in Q4 2016 denying any liability of Merus to LGLS resulting from Vansen’s failure to return the license to sell Factive to LGLS. Accordingly, we have been successful in defending these claims under the ICC Arbitration.

We were party to an arbitration proceeding under the International Centre for Dispute Resolution of the American Arbitration Association (the “AAA Arbitration”) brought by Chiesi under the Factive Asset Purchase Agreement. Chiesi claimed indemnification from us with respect to: (i) cost incurred by Chiesi to reimburse wholesalers for expired or returned Factive product, (ii) investigative costs incurred by Chiesi to defend claims from wholesalers, (iii) the cost of any government rebates paid by Chiesi in connection with sales of Factive after execution of the Asset Purchase Agreement, and (iv) legal costs incurred by Chiesi to defend against LGLS’s original claim under the ICC Arbitration.

We entered into a settlement agreement in late Q1 2017 in respect of these claims pursuant to which the AAA Arbitration proceedings have been dismissed. We paid the amount required under the settlement agreement, which represented partial payment of the amounts claimed against us, in Q2 2017. An amount of $1.0 million was expensed in general and administrative expense in Q1 2017, which was comprised of the legal settlement amount of US$0.65 million and $0.13 million in unrecoverable deposits paid towards the original arbitration proceedings. An additional $0.14 million in related legal expenses was incurred in Q2 2017.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The Company’s results of operations and financial position for the three months ended March 31, 2017 and 2016 are presented below:

Balance Sheet	As at
	March 31, 2017	September 30, 2016

Current Assets:	46,826,061	44,816,341
Total Assets:	349,577,244	375,384,718

Current Liabilities:	58,276,100	58,547,742
Non-Current Liabilities:	103,808,668	119,070,535
Total Liabilities	162,084,768	177,618,277

Income Statement	Three Months ended March 31
	2017	2016

Revenue:
Enablex/Emselex	5,449,359	6,432,816
Sintrom	3,819,540	6,334,608
Nitrates Portfolio	8,460,395	2,901,425
Sanofi Portfolio	2,437,557	564,815
Salagen	1,390,997	1,872,585
Vancocin	415,120	442,992
Estraderm	674,540	1,154,312
Total Revenue	22,647,508	19,703,553
Cost of Goods Sold	8,425,498	6,077,794
Gross Margin	$14,222,010	$13,625,759

Operating Expenses	$12,810,227	$14,778,429

Operating Income (Loss)	1,411,783	(1,152,670)

Other Expense (Income)	2,215,612	2,143,112

Net Loss	$(1,173,058)	$(3,425,860)

Loss per share (basic and diluted)	$0.01	$0.03

Dividends Declared	Nil	Nil

Revenue

Revenue for Q2 2017 increased to $22.6 million from $19.7 million for Q2 2016, representing a year-over-year increase of 15%. This increase in revenue is primarily attributable to the increase in the number of products in our portfolio resulting from the acquisitions of the UCB and Sanofi product portfolios in Q2 2016, combined with the continued transition of our acquired products from a net revenue accounting basis to a gross revenue accounting basis as the associated marketing authorizations are transferred to us.

Gross Basis Revenue for Q2 2017 decreased to $25.9 million from $26.2 million for Q2 2016, representing a year-over-year decrease of 1%. As of the end of Q2 2017, only our nitrates portfolio products were subject to a profit transfer agreement. The reconciliation of Gross Basis Revenue to Revenue, being the nearest IFRS measure, is provided below under “Product Portfolio Revenue”. See also above under “Non-IFRS Measures”.

Revenue in Q2 2017 includes sales of the nitrates portfolio acquired from UCB and the women’s health portfolio acquired from Sanofi in Q2 2016. Revenue in Q2 2016 included revenues from these products from their respective dates of acquisition in Q2 2016 to March 31, 2016.

Sales in the United Kingdom remain in the range of 10% of our total product sales. Accordingly, we anticipate that our business will not be materially impacted by Brexit.

Cost of Sales

Cost of goods sold for Q2 2017 increased to $8.4 million from $6.1 million in Q2 2016, representing a year-over-year increase of 39%. As with the increase in revenue, the increase in costs of goods sold was primarily attributable to the growth of our product portfolio from Q2 2016 to Q2 2017 combined with the transition of recently acquired products from net revenue accounting to gross revenue accounting. Certain amounts in the prior period have been reclassified from selling and marketing expense to cost of goods sold in order to better reflect true cost of goods sold and improve comparability.

On a gross basis, cost of goods sold for Q2 2017 decreased to $11.7 million from $12.6 million in Q2 2016, representing a decrease of 7%.

Gross Margin

Gross margin for Q2 2017 was $14.2 million compared to $13.6 million for Q2 2016, representing a year-over-year increase of 4%. Gross margin as a percentage of revenue for Q2 2017 was 63%, compared to 69% in Q2 2016. The small decrease in our gross margin as a percentage of revenue was a result of product and geographic mix and the addition of the nitrates portfolio. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for Q2 2017 was 55%, compared to 52% in Q2 2016. The increase in our gross margin percentage reflects the commencement of our transition to more cost effective, Euro denominated manufacturers; a trend that we expect to continue for the balance of fiscal 2017.

Operating Income

Operating income for Q2 2017 was $1.4 million, compared to an operating loss of $1.2 million for Q2 2016. The increase in operating income for Q2 2017 was primarily attributable to an increase in our gross margin by $0.6 million and a decrease to our operating expenses of $2.0 million. We also realized increased general and administrative expenses and selling and marketing expenses resulting from our expanded product portfolio and related expanded operations. These increases were overall matched by decreases in acquisition and amortization costs in Q2 2017 over Q2 2016.

Finance Costs

Finance costs decreased to $2.2 million in Q2 2017 from $3.0 million in Q2 2016.

Income Tax Expense

Income tax expense increased to $0.4 million in Q2 2017 from $0.1 million in Q2 2016 driven largely by the expansion of our product portfolio and taxable income.

Net Loss

Net loss for Q2 2017 decreased to $1.2 million ($0.01 per share, basic and diluted), compared to a net loss of $3.4 million ($0.03 per share, basic and diluted) for Q2 2016. The decreased loss is attributable to our increased operating income and reduced finance expenses.

EBITDA and Adjusted EBITDA

EBITDA increased slightly to $9.1 million for Q2 2017 from $8.9 million for Q2 2016, representing a year-over-year increase of 2%. The increase in EBITDA was largely attributable to reduced net loss in Q2 2017. Adjusted EBITDA decreased to $9.4 million for Q2 2017 from $11.0 million for Q2 2016, representing a year-over-year decrease of 15%.

Product Portfolio Revenue

Revenue from our product portfolio for Q2 2017 is presented below. Revenue for products that are in a transition phase pending the transfer of marketing authorizations are presented in our financial statements on a net revenue basis and accordingly reflect revenue net of cost of goods and selling expenses. Below we present and discuss revenue for these products on Gross Basis Revenue basis and have included a table that reconciles Gross Basis Revenue with revenue on a net revenue basis, as reported in our financial statements. See above under “Non-IFRS Financial Measures” for a discussion of the definition of Gross Basis Revenue.

Product revenue is summarized in the table below for Q2 2017.

	Three months ended March 31
	2017			2016
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]
Enablex/Emselex	5,449,359	-	5,449,359	6,432,816	-	6,432,816
Sintrom	3,819,540	-	3,819,540	6,334,608	1,779,736	8,114,344
Nitrates portfolio	8,460,395	3,236,853	11,697,249	2,901,425	4,111,317	7,012,742
Sanofi portfolio	2,437,557	-	2,437,557	564,815	-	564,815
Salagen	1,390,997	-	1,390,997	1,872,585	325,087	2,197,672
Vancocin	415,120		415,120	442,992	-	442,992
Estraderm	674,540	-	674,540	1,154,312	298,657	1,452,969
Total Revenue	22,647,508	-	25,884,361	19,703,553	-	26,218,350
Cost of Goods Sold	8,425,498	3,236,853	11,662,352	6,077,794	6,514,797	12,592,591
Gross Margin	14,222,010	-	14,222,010	13,625,759	-	13,625,759

Gross Margin (%)	63%		55%	69%		52%

Enablex

We completed the acquisition of Enablex from Novartis in 2013 and sales of Enablex are no longer subject to any transitional agreement.

Gross Basis Revenues attributable to Enablex for Q2 2017 decreased to $5.4 million from $6.4 million for Q2 2016, representing a decrease of 15%. Enablex sales in Q2 2017 reflect the full impact of the 60% reduction in the maximum reimbursable price for Enablex in Germany, the product’s largest market, which became effective April 1, 2016. Sales in FYTD 2016 were also negatively impacted by a temporary, non-recurring supply interruption experienced by a supplier during Q2 2017.

Sintrom

We completed the acquisition of Sintrom in September 2014. Sales of Sintrom in Q2 2017 were not subject to any transitional agreement as all market authorizations had been transferred to us by the end of FY 2016.

Gross Basis Revenue for Sintrom decreased to $3.8 million for Q2 2017 from $8.1 million for Q2 2016, representing a decrease of 53%. Sintrom continued to be impacted by destocking in FYTD 2017 as partners reduced inventory held in an effort to manage working capital.

Nitrates Portfolio

We completed the acquisition of the nitrates portfolio from UCB on February 4, 2016. Q2 2017 sales included Merus sales to customers and UCB sales to customers for Marus’ account in accordance with the transition services agreement entered into with UCB on closing the acquisition. While in some territories we continue to require these transition services, in many we have shifted to selling directly, thus net revenue reflects a combination of sales of nitrates on a gross basis and a net basis. The significant majority of these transitions had been completed as of the end of Q2 2017, with the result that the vast majority of sales will be effectively conducted by Merus and recorded at full sales value for periods following Q2 2017.

Gross Basis Revenue from the newly-acquired nitrates portfolio was $11.7 million for Q2 2017 compared with $7.0 million in Q2 2016. Strong sales were positively impacted by the completion of market transfers in Korea, Poland and Switzerland.

Sanofi Portfolio

We completed the acquisition of the women’s health portfolio from Sanofi on March 7, 2016 for which there is a short transitional services arrangement which allowed us to record revenues on a gross basis in the financial statements from the date of acquisition.

Revenues from the Sanofi product portfolio during Q2 2017 were $2.4 million compared with $0.6 million in Q2 2016. Sales reflect large quantity purchases during the first half of 2017. As a result of these large quantity purchases, reduced demand is anticipated for the balance of 2017.

Salagen

We completed the acquisition of Salagen from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of the transfer of all of the marketing authorizations prior to the end of FY 2016, all revenues from Salagen during Q2 2017 were recorded on a net revenue basis.

Revenues for Salagen were $1.4 million in Q2 2017, compared to $2.2 million in Q2 2016. The decreased sales relate to temporary supply interruptions experienced at the end of Q2 2017 and management anticipates that Salagen sales will meet expectations over the course of 2017.

Estraderm

We completed the acquisition of Estraderm from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of the transfer of all of the marketing authorizations prior to the end of FY 2016, all revenues from Estraderm during Q2 2017 were recorded on a net revenue basis.

Revenues from Estraderm during Q2 2017 on a Gross Basis Revenue basis were $0.7 million, compared to $1.5 million for Q2 2016. Q1 2017 results were higher than usual due to the filling of backorders resulting from supply interruptions in FY 2016 as well as increased sales volumes resulting from the stock-out of competing products in Spain and Australia. The competitor stock-outs continued in Q2 2017 however Q1 sales depleted Estraderm inventories and supply constraints limited additional sales in the quarter. This situation is expected to be reversed in Q3 2017.

Vancocin

We completed the acquisition of Vancocin in 2012. Sales of Vancocin are not subject to a transition services agreement and are all recorded on a gross basis.

Revenues attributable to Vancocin for Q2 2017 remained at $0.4 million for Q2 2017 compared to $0.4 million for Q2 2016. Overall Vancocin revenues reflect declines in sales volumes as the market competition matures and as there have been no recent significant outbreaks of C. difficile.

Operating Expenses

	Three months ended March 31
	2017	2016
Selling & Marketing
Marketing and promotion	430,534	145,100
Regulatory and pharmacovigilance	2,044,677	393,434
Consulting and other selling	0	361,851
Total	2,475,211	900,385

General & Administrative
Salaries, bonus, and benefits	945,082	776,625
Professional and consulting fees	678,021	178,757
Legal settlement costs	136,039	0
Business development	133,092	73,458
Exchange and filing fees	142,738	157,423
Travel expenses	82,629	93,233
Rent and premises expenses	168,192	43,178
Other	246,803	339,267
Total	2,532,596	1,665,941

Selling and Marketing Expense

Merus incurred selling and marketing expenses of $2.5 million for Q2 2017, compared to $0.9 million for Q2 2016. Selling and marketing expenses include all costs related to marketing, promoting and selling our products. Certain amounts in the prior period have been reclassified in order to better reflect true selling and marketing costs and cost of goods sold to improve comparability. Selling and marketing expenses are higher in the current period primarily due to our expanded product portfolio and driven by increased expenses related to the on-going transfer and integration of pharmacovigilance and medical information activities to a new service provider for the majority of the Company’s product portfolio.

General and Administrative Expense

General and administrative expenses for Q2 2017 were $2.5 million, compared to $1.7 for Q2 2016 and do not include non-cash share-based compensation. General and administrative expenses increased in Q2 2017 in comparison to Q2 2016 primarily driven by increased headcount and the scaling-up of operations due to a larger product portfolio.

Share-based Compensation

Share-based compensation costs decreased to $0.4 million for Q2 2017 from $0.5 million for Q2 2016 primarily due to a decrease in the estimated fair value of the option and PSU awards granted during Q2 2017.

Amortization of Intangible Assets

Amortization expense of intangible assets for Q2 2017 decreased to $7.6 million from $9.2 million for Q2 2016. The decrease in amortization is driven by the additions of the UCB and Sanofi product portfolios in Q2 2016, being offset by a decrease resulting from an increase in the estimated remaining useful life of the Company’s products, as discussed under “Critical Accounting Policies – Useful Lives of Property, Equipment and Intangible Assets”.

Foreign Exchange Losses (Gains)

Foreign exchange gains were $0.2 million for Q2 2017, compared to foreign exchange losses of $0.6 million in Q2 2016. The gain in Q2 2017 was primarily due to the minor strengthening of the Euro from the end of Q1 2017 (EUR:CAD of 1.4169) versus the end of Q2 2017 (EUR:CAD of 1.4222) and its impact on the Company’s net balance sheet position in this currency.

Interest Expense

Interest expense decreased to $2.2 million for Q2 2017 from $3.0 million for Q2 2016 as a result of the decline in the balance of our long term debt in Q2 2017 compared to Q2 2016, which reflected repayments of principal made against this outstanding debt.

Derivative Losses

Derivative gains of $0.0 million were recorded in Q2 2017. Derivative losses of $0.9 million were recorded in the Q2 2016 primarily due to the settlement and the unfavourable mark-to-market valuation of interest rate swaps.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2017 AND 2016

The Company’s results of operations and financial position for the six months ended March 31, 2017 (“FYTD 2017”) and 2016 (“FYTD 2016”) are presented below:

Balance Sheet	As at
	March 31, 2017	September 30, 2016

Current Assets:	46,826,061	44,816,341
Total Assets:	349,577,244	375,384,718

Current Liabilities:	58,276,100	58,547,742
Non-Current Liabilities:	103,808,668	119,070,535
Total Liabilities	162,084,768	177,618,277

Income Statement	Six Months ended March 31
	2017	2016

Revenue:
Enablex/Emselex	11,053,271	14,227,114
Sintrom	9,439,936	11,592,870
Nitrates Portfolio	16,392,051	2,901,425
Sanofi Portfolio	5,533,452	564,815
Salagen	3,426,696	3,483,948
Vancocin	1,021,316	1,279,788
Estraderm	1,849,590	1,579,444
Total Revenue	48,716,312	35,629,404
Cost of Goods Sold	16,545,265	10,699,781
Gross Margin	$32,171,046	$24,929,623

Operating Expenses	$34,470,512	$25,781,368

Operating Income (Loss)	(2,299,466)	(851,745)

Other Expense (Income)	4,346,716	3,227,697

Net Loss	$(7,490,468)	$(4,340,880)

Loss per share (basic and diluted)	$0.06	$0.04

Dividends Declared	Nil	Nil

Revenue

Revenue for FYTD 2017 increased to $48.7 million from $35.4 million for FYTD 2016, representing a year-over-year increase of 37%. This increase in revenue is primarily attributable to the increase in the number of products in our portfolio resulting from the acquisitions of the UCB and Sanofi product portfolios in Q2 2016, combined with the continued transition of our acquired products from a net revenue accounting basis to a gross revenue accounting basis as the associated marketing authorizations are transferred to us.

Gross Basis Revenue for FYTD 2017 increased to $56.8 million from $44.5 million for FYTD 2016, representing a year-over-year increase of 28%. As of the end of Q2 2017, only our nitrates portfolio products were subject to a profit transfer agreement. The reconciliation of Gross Basis Revenue to Revenue, being the nearest IFRS measure, is provided below under “Product Portfolio Revenue”. See also above under “Non-IFRS Measures”.

Revenue in FYTD 2017 includes sales of the nitrates portfolio acquired from UCB and the women’s health portfolio acquired from Sanofi in Q2 2016. Revenue in FYTD 2016 included revenues from these products from their respective dates of acquisition in Q2 2016 to March 31, 2016.

Sales in the United Kingdom remain in the range of 10% of our total product sales. Accordingly, we anticipate that our business will not be materially impacted by Brexit.

Cost of Sales

Cost of goods sold for FYTD 2017 increased to $16.5 million from $10.7 million in FYTD 2016, representing a year-over-year increase of 55%. As with the increase in revenue, the increase in costs of goods sold was primarily attributable to the growth of our product portfolio from FYTD 2016 to FYTD 2017 combined with the transition of recently acquired products from net revenue accounting to gross revenue accounting. Certain amounts in the prior period have been reclassified from selling and marketing expense to cost of goods sold in order to better reflect true cost of goods sold and improve comparability.

On a gross basis, cost of goods sold for FYTD 2017 increased to $24.6 million from $19.6 million in FYTD 2016, representing an increase of 26%.

Gross Margin

Gross margin for FYTD 2017 was $32.2 million compared to $24.9 million for FYTD 2016, representing a year-over-year increase of 29%. Gross margin as a percentage of revenue for FYTD 2017 decreased to 66% from 70% in FYTD 2016. The small decrease in our gross margin as a percentage of revenue was a result of product and geographic mix and the addition of the nitrates portfolio. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for FYTD 2017 increased slightly to 57% from 56% in FYTD 2016. The slight increase in our gross margin percentage is reflective of the commencement of our transition to more cost effective and Euro denominated manufacturers. This increasing trend will continue through the balance of fiscal 2017.

Operating Income

Operating loss for FYTD 2017 was $2.3 million, compared to an operating loss of $0.9 million for FYTD 2016. The increase in operating loss for FYTD 2017 is primarily attributable to foreign exchange losses of $3.5 million in FYTD 2017, compared to foreign exchange losses of $0.1 million in FYTD 2016, resulting in a $3.4 million negative impact on operating income in FYTD 2017. Increases in general and administrative expenses and selling and marketing expenses in FYTD 2017 over FYTD 2016 resulting from our expanded product portfolio and our related expanded operations also impacted both our operating loss, however these increases were overall matched by the increase in our gross margin in FYTD 2017 over FYTD 2016.

Finance Costs

Finance costs increased to $4.5 million in FYTD 2017 from $4.0 million in FYTD 2016 reflecting the increase in our long term debt resulting from the product acquisitions completed in Q2 2016.

Income Tax Expense

Income tax expense increased to $0.8 million in FYTD 2017 from $0.3 million in FYTD 2016 driven by our expanded product portfolio and taxable income.

Net Loss

Net loss for FYTD 2017 increased to $7.5 million ($0.06 per share, basic and diluted), compared to a net loss of $4.3 million ($0.04 per share, basic and diluted) for FYTD 2016. The increased loss is primarily attributable to our increased operating loss combined with higher borrowing costs to support an expanded portfolio and increased income tax expenses.

EBITDA and Adjusted EBITDA

EBITDA decreased to $14.4 million for FYTD 2017 from $16.4 million for FYTD 2016, representing a year-over-year decrease of 12%. The decrease in EBITDA was largely attributable to increased foreign exchange losses in FYTD 2017. Adjusted EBITDA increased to $20.2 million for FYTD 2017 from $19.6 million for FYTD 2016, representing a year-over-year increase of 3%. The increased Adjusted EBITDA is reflective of our expanded portfolio and execution of our strategy.

Product Portfolio Revenue

Revenue from our product portfolio for FYTD 2017 is presented below. Revenue for products that are in a transition phase pending the transfer of marketing authorizations are presented in our financial statements on a net revenue basis and accordingly reflect revenue net of cost of goods and selling expenses. Below we present and discuss revenue for these products on Gross Basis Revenue basis and have included a table that reconciles Gross Basis Revenue with revenue on a net revenue basis, as reported in our financial statements. See above under “Non-IFRS Financial Measures” for a discussion of the definition of Gross Basis Revenue.

Product revenue is summarized in the table below for FYTD 2017.

	Six months ended March 31
	2017			2017
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]
Enablex/Emselex	11,053,271	-	11,053,271	14,227,114	-	14,227,114
Sintrom	9,439,936	-	9,439,936	11,592,870	3,409,900	15,002,770
Nitrates portfolio	16,392,051	8,096,661	24,488,712	2,901,425	4,111,317	7,012,742
Sanofi portfolio	5,533,452	-	5,533,452	564,815	-	564,815
Salagen	3,426,696	-	3,426,696	3,483,948	715,824	4,199,772
Vancocin	1,021,316		1,021,316	1,279,788	-	1,279,788
Estraderm	1,849,590	-	1,849,590	1,579,444	615,701	2,195,145
Total Revenue	48,716,312	-	56,812,973	35,629,404	-	44,482,146
Cost of Goods Sold	16,545,265	8,096,661	24,641,927	10,699,781	8,852,742	19,552,523
Gross Margin	32,171,046	-	32,171,046	24,929,623	-	24,929,623

Gross Margin (%)	66%		57%	70%		56%

Enablex

We completed the acquisition of Enablex from Novartis in 2013 and sales of Enablex are no longer subject to any transitional agreement.

Gross Basis Revenues attributable to Enablex for FYTD 2017 decreased to $11.0 million for FYTD 2017 from $14.2 million for FYTD 2016, representing a decrease of 22%. Enablex sales in FYTD 2017 reflect the full impact of the 60% reduction in the maximum reimbursable price for Enablex in Germany, the product’s largest market, which became effective April 1, 2016. Sales in FYTD 2016 were also negatively impacted by a temporary, non-recurring supply interruption experienced by a supplier during Q2 2017.

Sintrom

We completed the acquisition of Sintrom in September 2014. Sales of Sintrom in FYTD 2017 were not subject to any transitional agreement as all market authorizations had been transferred to us by the end of FY 2016.

Gross Basis Revenue for Sintrom decreased to $9.4 million for FYTD 2017 from $15.0 million for FYTD 2016, representing a decrease of 37%. Sintrom continued to be impacted by destocking in FYTD 2017 as partners reduced inventory held in an effort to manage working capital.

Wholesaler inventory levels at FY 2016 year-end were above normal levels driven by increases in safety stock in anticipation of transferring manufacturing to new CMO’s. FYTD 2017 sales Sintrom reflect the normalizing of this inventory as wholesalers released approximately two weeks of inventory as the transfer of finished goods manufacturing, the first phase of the Sintrom tech transfer to our new CMOs, concludes. We expect Sintrom® inventories to continue to fluctuate over the course of fiscal 2017 as the second phase of the technology transfer, the transfer of active pharmaceutical ingredient (“API”) manufacturing, is implemented.

Nitrates Portfolio

We completed the acquisition of the nitrates portfolio from UCB on February 4, 2016. FYTD 2017 sales included Merus sales to customers and UCB sales to customers for Marus’ account in accordance with the transition services agreement entered into with UCB on closing the acquisition. While in some territories we continue to require these transition services, in many we have shifted to selling directly, thus net revenue reflects a combination of sales of nitrates on a gross basis and a net basis. The significant majority of these transitions had been completed as of the end of Q2 2017, with the result that almost all sales will be effectively conducted by Merus and recorded at full sales value for periods following Q2 2017.

Gross Basis Revenue from the newly-acquired nitrates portfolio was $24.5 million for FYTD 2017 compared with $7.0 million in FYTD 2016. Strong sales were positively impacted by the completion of market transfers in Korea, Poland and Switzerland.

Sanofi Portfolio

We completed the acquisition of the women’s health portfolio from Sanofi on March 7, 2016 for which there was a short transitional services arrangement which allowed us to record revenues on a gross basis in the financial statements from the date of acquisition.

Revenues from the Sanofi product portfolio during FYTD 2017 were $5.5 million compared with $0.6 million in FYTD 2016. Sales reflect large quantity purchases during the first half of 2017. As a result of these large quantity purchases, reduced demand is anticipated for the balance of 2017.

Salagen

We completed the acquisition of Salagen from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of the transfer of all of the marketing authorizations prior to the end of FY 2016, all revenues from Salagen during FYTD 2017 were recorded on a net revenue basis.

Gross Basis Revenue for Salagen was $3.4 million for FYTD 2017, compared to $4.2 million for FYTD 2016. This decrease relates to variability in product supply and order timing.

Estraderm

We completed the acquisition of Estraderm from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of the transfer of all of the marketing authorizations prior to the end of FY 2016, all revenues from Estraderm during FYTD 2017 were recorded on a net revenue basis.

Revenues from Estraderm during FYTD 2017 on a Gross Basis Revenue basis were $1.8 million, compared to $2.2 million for FYTD 2016. This decrease relates to variability in product supply and order timing.

Vancocin

We completed the acquisition of Vancocin in 2012. Sales of Vancocin are not subject to a transition services agreement and are all recorded on a gross basis.

Revenues attributable to Vancocin for FYTD 2017 declined to $1.0 million from $1.3 million for FYTD 2016. The decrease in revenue from Vancocin reflects declines in sales volumes over the prior year period as the market competition matures and as there have been no recent significant outbreaks of C. difficile.

Operating Expenses

	Six months ended March 31
	2017	2016
Selling & Marketing
Marketing and promotion	768,032	304,285
Regulatory and pharmacovigilance	5,773,533	1,184,024
Consulting and other selling	0	667,456
Total	6,541,565	2,155,765

General & Administrative
Salaries, bonus, and benefits	2,508,142	1,379,242
Professional and consulting fees	1,468,262	653,834
Legal settlement costs	1,134,215	0
Business development	291,955	128,174
Exchange and filing fees	199,886	189,839
Travel expenses	162,284	182,635
Rent and premises expenses	335,071	89,735
Other	463,895	555,691
Total	6,563,710	3,179,150

Selling and Marketing Expense

Merus incurred selling and marketing expenses of $6.5 million for FYTD 2017, compared to $2.2 million for FYTD 2016. Selling and marketing expenses include all costs related to marketing, promoting and selling our products. Certain amounts in the prior period have been reclassified in order to better reflect true selling and marketing costs and cost of goods sold to improve comparability. Selling and marketing expenses are higher in the first half of 2017 primarily driven our expanded product portfolio and increased expenses related to the on-going transfer and integration of pharmacovigilance and medical information activities to a new service provider for the majority of the Company’s product portfolio.

General and Administrative Expense

General and administrative expenses for FYTD 2017 were $6.6 million, compared to $3.2 million for FYTD 2016 and do not include non-cash share-based compensation. General and administrative expenses increased in FYTD 2017 in comparison to FYTD 2016 primarily due to the one-time Factive legal settlement charges of $1.1 million, as explained previously, increased headcount to support an expanded portfolio, increased investment in business development, and the scaling-up of operations due to a larger product portfolio.

Share-based Compensation

Share-based compensation costs decreased to $1.3 million for FYTD 2017 from $1.6 million for FYTD 2016.

Amortization of Intangible Assets

Amortization expense of intangible assets for FYTD 2017 increased slightly to $16.6 million from $16.5 million for FYTD 2016. Amortization expense reflects the additions of the UCB and Sanofi product portfolios in F2016, offset by a decrease resulting from an increase in the estimated remaining useful life of the Company’s products, as discussed under “Critical Accounting Policies – Useful Lives of Property, Equipment and Intangible Assets”.

Foreign Exchange Losses (Gains)

Foreign exchange losses were $3.5 million for FYTD 2017, compared to a foreign exchange loss of $0.1 million in FYTD 2016. The loss in FYTD 2017 was primarily due to changes in the EUR:CAD exchange rate between the end of Q2 2016 (EUR:CAD of 1.4775) and the end of Q2 2017 (EUR:CAD of 1.4222) and its impact on the Company’s net balance sheet position in this currency.

Interest Expense

Interest expense increased to $4.5 million for FYTD 2017 from $4.0 million for FYTD 2016. The higher interest charges relate to the higher average outstanding debt balance FYTD 2017 in connection with the loans under the Amended and Restated Credit Agreement that was executed in February 2016, as well as increased expense for the amortization of capitalized transaction costs of the new loan.

Derivative Losses

Derivative losses of $0.1 million were recorded in FYTD 2017, primarily related to the more favourable mark-to-market revaluation of the interest rate swap entered into in May 2016 in connection with our Euro-denominated debt, offset by the settlement of interest rate swap payments. Derivative losses of $0.7 million were recorded in the FYTD 2016 primarily due to the settlement and less favourable mark-to-market valuation of interest rate swaps and Euro foreign exchange hedges held at that time.

SUMMARY OF QUARTERLY RESULTS

$ millions unless noted	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q2 2016	Q4 2015	Q3 2015

Total revenues as reported	22.65	26.07	29.80	25.66	19.70	15.93	16.14	9.51
Total Gross Basis Revenue[1]	25.88	30.93	34.35	32.57	26.22	18.26	21.38	13.68
Gross margin[2]	14.22	17.95	18.88	16.30	13.49	11.30	11.90	8.56

Net income (loss)	(1.17)	(6.32)	(0.07)	(5.05)	(3.43)	(0.92)	0.02	(1.81)

Earnings (loss) per share (in $'s):
Basic	(0.01)	(0.05)	(0.00)	(0.04)	(0.03)	(0.01)	0.00	(0.03)
Diluted	(0.01)	(0.05)	(0.00)	(0.04)	(0.03)	(0.01)	0.00	(0.03)

Total assets	349.58	360.84	375.38	368.92	388.90	258.32	263.98	246.66
Total long-term financial liabilities	103.81	141.43	155.01	158.81	171.18	68.80	72.66	76.51

EBITDA[3]	9.07	5.32	13.38	7.76	8.88	7.57	7.15	5.84
Adjusted EBITDA[3]	9.35	10.85	11.62	11.88	11.04	8.54	9.31	6.36

[1] Gross Basis Revenues - Non-IFRS Financial Measures - see definition under "Overall Performance"
[2] Gross margin – prior period amounts have been restated to conform with current period presentation
[3] EBITDA and Adjusted EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

During the periods presented in the table above, our business has undergone significant growth as a result of the product acquisitions we have completed. Our results of operations for Q2 2015 reflect sales of our Enablex, Vancocin, and Sintrom products, whereas our result of operations for Q2 2017 reflect Enablex, Sintrom, our nitrates product portfolio, our Sanofi product portfolio, Salagen, Estraderm and Vancocin. This expansion in our product portfolio has resulted in the significant increase in our revenues over this eight quarter period, and a corresponding significant increase in operating expenses, assets and liabilities.

Our revenues in Q2 2015 reflected a full quarter of our recently acquired Sintrom product in addition to our Enablex and Vancocin products. We reported our initial positive net income of $1.8 million in Q2 2015, primarily due to an increased share of in-market Enablex revenue due to the expiration of a legacy marketing agreement. Revenue dipped somewhat in Q3 2015 mainly due to the timing of inventory shipments which resulted in lower recognized sales for the period.

Revenue rebounded in Q4 2015 and the Q2 2016 primarily as a result of the revenue from Sintrom shifting from a net revenue basis to a Gross Basis Revenue basis as the process of transferring marketing authorizations from Novartis to the Company continued.

We acquired the nitrates portfolio from UCB and the women’s health portfolio from Sanofi in Q2 2016. These acquisitions significantly increased our assets and liabilities as at March 31, 2016 in comparison to March 31, 2016. The initial revenues from these newly acquired products also increased our revenue in Q2 2016.

Our revenue has continued to increase during Q3 2016 and Q4 2016 in comparison to Q2 2016 as these quarters reflected the full period of operations for the products acquired from UCB and Sanofi and most of the Sintrom, Salagen, and Estraderm revenue was now being reported on a gross basis.

Revenues increased again in Q4 2016 due to the transfer of commercial responsibility for certain territories to Merus for the nitrates portfolio previously being administered through the UCB transition arrangement. This allowed for revenue to be recorded directly by Merus, but also resulted in slightly elevated levels of sales to ensure a smooth transition to Merus’ commercial partners. Further, certain Sintrom distribution channels were loaded in preparation for the upcoming manufacturing transfer to our new CMO.

The overall decrease in revenues from Q4 2016 to Q1 2017 is reflective of the normalization of inventory levels at the customer level as a result of loading that occurred during Q4 2016 as well as the impact of certain customer ordering patterns.

In Q2 2017, sales continued to be in line with management expectations. OPEX decreased in the quarter reflecting the Company’s continued successful efforts to on-board their acquired portfolio and increase the efficiency of their operations.

Consistent with the increase in our assets resulting from product acquisitions, our amortization expenses have increased significantly over prior quarters as we are required to amortize the acquisition cost of product rights over their estimated remaining useful lives. This increase in amortization expense has had a significant impact on our earnings, with the result that our net loss has increased marginally notwithstanding the significant growth in our revenue. For the fiscal year 2017, we have reviewed our estimated remaining useful lives on an asset by asset basis and have revised them accordingly to better reflect our expectations regarding these assets.

Seasonality

Merus’ product lines are generally not susceptible to seasonal fluctuations. Historical sales trends have not indicated that any of our products have seasonal variations that would materially impact quarterly revenue trends.

LIQUIDITY AND CAPITAL RESOURCES

We currently manage our capital structure and make adjustments to it based on, amongst other things, the cash resources expected to be generated to support our future business plans. We currently have three principal sources of capital, namely (i) cash flows from our operations, (ii) our debt facilities, and (iii) potential future equity financings.

We currently generate significant positive cash flows from operations and these cash flows are used to retire our long-term debt obligations. We may raise additional equity capital, as required, to pursue the acquisition of additional pharmaceutical products. In addition, while existing debt will be retired using cash flows generated from current operations, new debt may be obtained to pursue the acquisition of new pharmaceutical assets. We review our capital management approach on an ongoing basis in conjunction with external factors and believe that our current approach is optimal at present. If additional sources of capital are required and are not available or are not available at economically reasonable terms, we will need to assess alternatives including expense reductions and the sale of existing assets.

Over the next twelve months, our plan is to use our operating cash flow to satisfy our short-term debt obligations, while continuing to pursue strategic acquisitions. In February 2016, in conjunction with our product portfolio acquisitions from UCB and Sanofi, we refinanced our credit facility to a new Euro-denominated five-year term loan. This loan represented approximately $120 million in new capital. In addition, in March 2016, we completed a bought-deal financing of special warrants that resulted in gross proceeds of $27 million. These new funds, along with a portion of our cash on hand, were used to acquire the two product portfolios from UCB and Sanofi for a total of approximately $175 million.

We continue to evaluate both legacy and growth medicine acquisitions. We anticipate that any near term acquisitions will be funded by additional debt and/or equity financings. We currently do not have any arrangements in place for new debt or equity financings and there is no assurance that we will be able to obtain new debt or equity financings at attractive terms when required.

Cash and Working Capital

Merus had cash and cash equivalents of $1.3 million as at March 31, 2017, compared to $3.2 million as at September 30, 2016.

We had a working capital deficit of $11.6 million as at March 31, 2017, compared to a working capital deficit of $13.7 million as at September 30, 2016. Our long term debt due within one year decreased to $30.6 million as at March 31, 2017 from $36.1 million as at September 30, 2016, and was offset by an increase in our operating line to $11.6 million as at March 31, 2017 from $5.0 million as at September 30, 2016. Our working capital deficit as at March 31, 2017 is primarily attributable to the current portion of our long-term debt in the amount of $30.6 million which is repayable under the Amended and Restated Credit Agreement, as further discussed below, and our operating line. As at March 31, 2017, excluding provisions and obligations related to the current portion of our long-term debt, we had working capital of $19.3 million compared to $22.5 million at September 30, 2016.

We plan to continue to repay the principal and interest amounts due under the Amended and Restated Credit Facility using cash generated from operations. We believe that cash generated from operations will be sufficient to pay these principal amounts without any additional debt or equity financing required, although we may use our increased revolving credit facility, as discussed below, to bridge short-term cash flow requirements.

Amended and Restated Credit Agreement

Merus entered into the Amended and Restated Credit Agreement in February 2016 in connection with the product acquisitions completed in the second quarter of 2016. The credit facilities under the Amended and Restated Credit Agreement include a $10 million senior secured revolving credit facility and a $170 million senior secured term facility. Advances under the senior secured term facilities are denominated in Euros and are repayable over a five-year term, with equal quarterly repayments of the principal advanced. The applicable interest rates of loans advanced under the credit facilities are determined by reference to the ratio of our senior funded debt to our EBIDTA in accordance with the terms of the Amended and Restated Credit Agreement. All amounts under the senior secured term facilities were advanced in the second quarter of 2016.

Finally, under the Amended and Restated Credit Agreement, we repaid the $60.0 million owing under our Original Credit Agreement, entered into in September 2014 in connection with our acquisition of Sintrom®.

In Q1 2017, we secured interim arrangements with the creditors under the Amended and Restated Credit Agreement to temporarily provide additional working capital. These arrangements include (i) a temporary increase in the revolving credit facility from $10 million to $15 million for calendar 2017 only, (ii) extension of certain covenants at 2016 levels through 2017 to reflect the temporary increase in the revolving credit facility, and (iii) waiver of the excess cash flow sweep for FY 2016 only.

Our long term debt, inclusive of the current portion of long term debt due within one year and capitalized transaction costs, decreased to $124 million as at March 31, 2017 from $145 million as at September 30, 2016.

Our operating cash flow continues to be temporarily constrained as we build working capital, as required to support our expanded product portfolio. We increased our outstanding revolving credit to $11.6 million as at March 31, 2017 from $5.0 million as at September 30, 2016 to address short-term cash requirements.

Cash Provided by Operations

Cash provided by our operations was $2.8 million in Q2 2017 compared to $6.4 million in Q2 2016. Cash provided by our operations was $7.8 million in FYTD 2017 compared to $12.7 million in FYTD 2016. These decreases were primarily due to costs associated with the expanded product portfolio and one-time Factive legal settlement costs, as well as higher interest rate expenses.

Cash Provided by Financing Activities

Cash used by financing activities in Q2 2017 was $5.4 million, compared to cash generated from financing activities of $136 million in Q2 2016. Cash used by financing activities in FYTD 2017 was $9.3 million, compared to cash generated by financing activities of $132 million in FYTD 2016. The Q2 2017 and FYTD 2017 financing activities are comprised of the quarterly repayments of our term loan, offset by draws on the operating line to finance short-term working capital needs. The Q2 2016 and FYTD 2016 financing activities are primarily comprised of the advances under our Amended and Restated Credit Agreement, the related repayment of amounts under our original credit facility and the proceeds of our private placement of subscription receipts.

Cash Used in Investing Activities

Cash used in investing activities was $0.1 million in Q2 2017 compared to $175 million in Q2 2016. Cash used in investing activities was $0.4 million in FYTD 2017 compared to $175 million in FYTD 2016. Cash used in investing activities in Q2 2016 and FYTD 2016 was attributable to the completion of our nitrates and women’s health portfolio product acquisitions during these periods.

Fiscal 2017 Outlook

The Company reiterates that its FY 2017 Adjusted EBITDA guidance, without consideration of new acquisitions, is expected to be in the range of $44 to $48 million. We expect to have a significantly stronger second half in FY 2017. Our FY 2017 guidance reflects a full year of our base products and an expected $4 million savings from the Sintrom tech transfer, building in phases to a level of approximately $2 million quarterly savings by the end of fiscal Q4 2017. As well, a reduction in ongoing operating expenses (primarily in the regulatory and compliance area) is anticipated to be realized in the second half of FY 2017, with some one-time costs incurred in the first half of FY 2017. We have reached a major milestone in the execution of our technology transfer and started shipping Sintrom® product produced by our contract manufacturer (with Novartis manufactured active pharmaceutical ingredient) in Spain, the largest Sintrom® market. We have also made significant progress with the completion of the required technology transfers and have now received approvals that make up roughly 80% of the overall targeted technology transfers (on a going forward basis). A significant milestone in this process was the receipt of the approval in Spain for the Sintrom API on May 4, 2017.

We continue to anticipate FY 2017 will be a transition year for Merus, and our focus will be on operational effectiveness: optimizing sales, streamlining expenses, assessing our debt structure, and enhancing systems and processes.

As we continue to pay down our debt in fiscal 2017 in accordance with the provisions of the term loan under our Amended and Restated Credit Facility, we anticipate that the ratio of our net debt (being the current and long-term portions of our debt, less cash and short term investments) to Adjusted EBITDA, as calculated on a 12 month rolling forward basis, will drop to 2.0 within 12 months.

Our earnings guidance is not predicated on any built-in product price increases. Guidance also does not include any reductions in sales from any new generic or other branded product competition. We have included in our guidance allowance for some price impact in smaller markets for our Enablex product as a follow-on to the price reduction determination in Germany.

CRITICAL ACCOUNTING POLICIES

We consider the following to be our critical accounting policies:

Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when Merus has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, and it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with certain acquisitions, the Company may enter into a form of transition service arrangement whereby the seller of the asset or business will continue to perform certain activities to facilitate the seamless and efficient transfer of the products. Upon the recent acquisitions of the nitrates portfolio from UCB, the Company entered into a transition agreements with UCB to provide distribution, regulatory and other supply chain functions for a period time post-sale, until the marketing authorizations for the products transferred to the Company. During the transition period, UCB provides the Company with a monthly reconciliation of revenues, costs of goods and other related expenses, for which the Company then bills UCB. With the acquisitions of Sintrom, Salagen and Estraderm, we entered into a transition services and supply agreement with the vendor, Novartis. The agreements required that Novartis continue to manufacture, distribute, and promote the product until we obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided us a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. In this transition agreement periods, we rely on the financial information provided by the vendor to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of these arrangements, revenues relating to the products were recorded on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses.

Our return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

Share-based compensation

From time to time, Merus grants options and performance share units (PSU’s) to directors, officers, employees and non-employees to purchase common shares. We account for these stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in the statement of operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in the statement of operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life of 4 to 15 years. Costs incurred with respect to the transfer of manufacturing know-how, methods, and technology from the original manufacturer to the Company’s own manufacturing partner are capitalized as incurred under the criteria of internally generated intangible assets as defined by IAS 38 – Intangible assets. Such costs are only amortized once commercial production with the new manufacturing partner commences. Management has estimated the useful life based on industry data of similar products and patents. We conduct an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied prospectively.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency. The functional currency of Merus Labs Luxco S.a R.L., Merus Labs Luxco II S.a R.L., and Merus Labs Netherlands BV is Euros. The functional currency of Merus Pharma Inc. and ECG Holdings (US) Inc. is Canadian dollars.

(ii) Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(iii) Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of operations.

Impairment of non-financial assets

At the end of each reporting period, we review the carrying amounts of our property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management has exercised judgement in determining that the product acquisitions of the nitrates portfolio from UCB and the women's health portfolio from Sanofi were each acquisitions of a business. In addition, management has exercised judgement in determining that the product acquisitions of Salagen and Estraderm were asset acquisitions. Management considered the guidance and definitions per IFRS 3 and IAS 38 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 – The effects of changes in foreign exchange rates. Our consolidated financial statements are presented in Canadian dollars (“CAD”), our functional and presentation currency.

Use of estimates

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for inventory obsolescence;

•	estimates for product returns

•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;

•	the estimated useful lives of property and equipment and intangible assets;

•	impairment of financial and non-financial assets;

•	valuation of deferred tax assets and liabilities;

•	the valuation of warrants and share-based compensation expense; and

•	the calculation of effective interest on its long-term debt based on the most reliable estimates of required repayments

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has determined that there are adequate sales to support the carrying amount for all inventories as at March 31, 2017. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

A preliminary assessment of the fair value of all assets and liabilities acquired via business combinations and product acquisitions is performed based on all current available information. Management updates the estimated fair value as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for the allocation of the purchase price and estimates of fair value for the acquired assets and liabilities.

Impairment of financial and non-financial assets

Financial Assets

At the end of each fiscal quarter, Merus determines whether there is objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires us to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. Merus currently has no goodwill.

At the end of each reporting period, the Company reviews property and equipment and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU. As at March 31, 2017, no indicators of impairment were identified.

Useful lives of property, equipment and intangible assets

Merus reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Depreciation of property, equipment, and computer software is calculated using the straight-line method and amortization of intangible assets, excluding computer software, is calculated using the declining balance method to allocate their cost their residual value over their estimated useful lives, as follows:

•	Furniture, fittings and computer equipment	3 – 5 years

•	Leasehold improvements	Over the term of the lease

•	Manufacturing equipment	5 to 10 years

•	Computer software	3 to 7 years

•	Product rights	4 – 15 years

•	Product patents	Remaining economic life of patent

During the three months ended March 31, 2017, Management reviewed the amortization period and method applied to the Company’s product rights. It was determined that the amortization method previously being applied (straight-line) was not reflective of the erosion pattern of these assets’ cash flows. Further, the amortization period for certain product rights were revised to better reflect Management’s best estimate of the remaining useful life of these assets as of the beginning of the fiscal year. As a result of this change in estimate, the amortization expense for the three months ended March 31, 2017 was approximately $1.3 million lower than what would have been recorded under the previous method and period of amortization.

Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation, which require management to use certain assumptions regarding inputs used, were applied to the equity transactions during the year.

The Company estimates the fair value of performance share units (PSU’s) for employment services based on the market price of the shares on the date of the grant.

Estimation of effective interest rate on debt

The Company estimates the effective interest rate on any debt obligations based on the total financing costs incurred and the agreed upon repayment schedule, including any repayments that may be contingent on future earnings (i.e. cash flow sweeps).

FINANCIAL RISK MANAGEMENT

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below:

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Years ended September 30
At March 31, 2017	2017	2018	2019	Thereafter
Operating line	$11,600,000	$-	$-	$-
Senior Secured Facility	15,880,066	31,760,132	31,760,132	47,460,195
Accounts payable and accrued liabilities	14,943,726	-	-	-
Income taxes payable	406,636	-	-	-
Total	$42,830,428	$31,760,132	$31,760,132	$47,460,195

At September 30, 2016	2016	2017	2018	Thereafter
Operating line	$5,000,000	$-	$-	$-
Senior Secured Facility	37,266,232	32,919,147	32,919,147	45,031,630
Accounts payable and accrued liabilities	15,875,494	-	-	-
Income taxes payable	635,891	-	-	-
Total	$58,777,617	$32,919,147	$32,919,147	$45,031,630

Currency Risk

The Company is subject to currency risk through its sales of products and services denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 15. In February 2016, the Company entered into a Euro Facility to establish a natural hedge against its Euro sourced revenues, thus minimizing the need for foreign currency derivative contracts.

The following significant monetary financial assets and liabilities were denominated in foreign currencies at March 31, 2017 (U.S. dollar 1.3310, Euro 1.4222, British pound 1.6650, Swiss franc 1.3299) and September 30, 2016 (U.S. dollar 1.3117, Euro 1.4741, British pound 1.7069, Swiss franc 1.3531):

	March 31 2017	September 30 2016
Canadian Dollar Equivalent :
Denominated in US dollars	$(2,702,217)	$(1,631,182)
Denominated in Euros	(118,681,187)	(143,423,582)
Denominated in British pounds	2,797,921	5,121,046
Denominated in Swiss francs	543,405	431,128
Net (liabilities) assets denominated in foreign currencies	$(118,042,078)	$(139,502,589)

The following table shows the estimated sensitivity of the Company’s total comprehensive gain (loss) for the period ended March 31, 2017 from a change in foreign currencies with all other variables held constant as at September 30, 2016:

	Change in net after-tax	Change in net after-tax
Percentage change in	gain from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$(2,360,842)	$2,360,842
4%	(4,721,683)	4,721,683
6%	(7,082,525)	7,082,525
8%	(9,443,366)	9,443,366
10%	(11,804,208)	11,804,208

Market Risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

Credit Risk

Some of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Interest Rate Risk

Merus has significant current and long-term debt in the form of senior secured debt which currently bears interest at a floating interest rate of EURIBOR (0% floor) plus 4.5% and will incur greater interest expenses if the EURIBOR rate rises. Management has reduced this risk by entering into an interest rate swap arrangement as allowed for through facilities in its credit agreement. Interest rate swaps effectively fix the interest rate on the debt to which they are applied. At March 31, 2017, Merus had interest rate swaps applied to approximately 50% of its senior secured debt facility and it is management’s opinion that Merus is not exposed to significant interest rate risk at this time.

COMMITMENTS

Operating lease commitments

Merus has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

March 31, 2017
Less than 1 year	$472,281
1 to 2 years	472,281
2 to 3 years	472,281
Thereafter	640,443
Total	$2,057,286

OFF BALANCE SHEET ARRANGEMENTS

Merus had no off balance sheet arrangements as at March 31, 2017 and does not have any off balance sheet arrangements as at the date of this MD&A.

RELATED PARTY TRANSACTIONS

At March 31, 2017, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016

Salaries	$476,876	$567,532	$957,325	$1,068,679
Share based compensation	395,547	483,222	1,183,569	1,575,395
	$872,423	$1,050,754	$2,140,894	$2,644,074

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

On October 1, 2016, the Company commenced processing all financial transactions on its new enterprise resource planning (ERP) system. This system replaces and improves upon the various system and process-based controls that were previously in place. There were no other changes to the Company’s internal controls over financial reporting during Q2 2017.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

Merus’ authorized share capital consists of an unlimited number of common shares without par value. As at May 10, 2017 we had 117,355,148 common shares issued and outstanding.

Preference Shares

Merus is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by our Board of Directors in accordance with the special rights and restrictions as set out in our Articles. As of May 10, 2017, we had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if Merus does not redeem them after October 31, 2019. At any time at the option of the holder, these Series A Preferred Shares may be converted into common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at Merus’ option at any time after October 31, 2019. Merus can also redeem them at any time in the event of a change of control subject to the payment of a change of control premium.

Stock Options

We have 6,598,500 stock options outstanding as at May 10, 2017.

ADDITIONAL INFORMATION

Additional information about Merus is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian dollars)

As at:		March 31	September 30
		2017	2016

Assets

Current assets
Cash and cash equivalents		$1,307,678	$3,213,564
Short-term investments		3,258	3,155
Trade and other receivables		28,513,053	28,597,219
Inventories		15,437,149	12,700,393
Prepaid expenses		1,564,923	302,010
		46,826,061	44,816,341
Non-current assets
Property and equipment	note 3	308,073	322,485
Intangible assets	note 2, 4	302,443,110	330,245,892
Total assets		$349,577,244	$375,384,718

Liabilities and Equity

Current liabilities
Operating line	note 7	$11,600,000	$5,000,000
Accounts payable and accrued liabilities		14,943,726	15,875,494
Income taxes payable		406,636	635,891
Derivative liabilities	note 5	557,250	837,584
Provisions	note 6	134,463	128,678
Long term debt due within one year	note 7	30,634,025	36,070,095
		58,276,100	58,547,742
Non-current liabilities
Provisions	note 6	134,463	128,679
Long term debt	note 7	93,726,475	108,994,126
Preferred shares	note 8	9,947,730	9,947,730
Total liabilities		162,084,768	177,618,277

Equity
Share capital	note 9	211,420,185	210,756,585
Equity reserve	note 9	39,614,106	39,146,155
Accumulated deficit		(78,221,126)	(70,730,658)
Accumulated other comprehensive income	note 18	14,679,311	18,594,359
Total equity		187,492,476	197,766,441
Total liabilities and equity		$349,577,244	$375,384,718

Commitments and contingencies (note 10)

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended March 31		Six months ended March 31
		2017	2016	2017	2016

Revenues		$22,647,508	$19,703,553	$48,716,312	$35,629,404
Cost of goods sold	note 17	8,425,498	6,077,794	16,545,266	10,699,781
Gross margin		14,222,010	13,625,759	32,171,046	24,929,623

Operating expenses:
Selling and marketing	note 17	2,475,211	919,027	6,541,565	2,174,407
General and administrative	note 10, 11, 17	2,532,596	1,665,941	6,563,710	3,179,150
Share-based compensation	note 9	418,316	483,222	1,278,018	1,575,395
Acquisition costs	note 2	-	1,930,600	-	2,282,919
Amortization of intangible assets	note 4	7,622,280	9,153,443	16,563,872	16,510,144
Depreciation	note 3	10,405	3,765	23,571	7,619
Foreign exchange losses (gains)		(248,581)	622,431	3,499,776	51,734
		12,810,227	14,778,429	34,470,512	25,781,368

Operating (loss) income		1,411,783	(1,152,670)	(2,299,466)	(851,745)

Finance costs	note 12	2,245,049	3,022,480	4,453,611	3,970,109
Derivative gains	note 5	(29,437)	(879,368)	(106,847)	(742,496)
Investment (gain) loss		(48)	201	(48)	84

Loss before income taxes		(803,781)	(3,295,983)	(6,646,182)	(4,079,442)

Income tax expense	note 13	369,277	129,877	844,286	261,438

Net loss for the period		$(1,173,058)	$(3,425,860)	$(7,490,468)	$(4,340,880)

Loss per share
Basic		$(0.01)	$(0.03)	$(0.06)	$(0.04)
Diluted		$(0.01)	$(0.03)	$(0.06)	$(0.04)

Weighted average number of common shares outstanding - basic		117,204,556	107,454,302	117,051,348	104,899,750
Weighted average number of common shares outstanding - diluted		117,204,556	107,454,302	117,051,348	104,899,750

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016

Loss for the period	$(1,173,058)	$(3,425,860)	$(7,490,468)	$(4,340,880)

Other comprehensive (loss) income
Items that may be reclassified to income:
Currency translation differences	487,380	(2,870,070)	(3,915,048)	(1,524,059)
	-	-
Other comprehensive (loss) income for the period	487,380	(2,870,070)	(3,915,048)	(1,524,059)

Total comprehensive loss for the period	$(685,678)	$(6,295,930)	$(11,405,516)	$(5,864,939)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
		(note 19)		(note 19)

Operating activities

Net loss for the period	$(1,173,058)	$(3,425,860)	$(7,490,468)	$(4,340,880)

Adjustments for the following items:
Amortization of intangible assets	7,622,280	9,153,443	16,563,872	16,510,144
Depreciation	10,405	3,765	23,571	7,619
Finance costs	2,245,049	3,022,480	4,453,611	3,970,109
Income tax expense	369,277	129,877	844,286	261,438
Unrealized losses on foreign exchange	(299,483)	1,141,687	3,229,769	990,878
Share-based compensation	418,316	483,222	1,278,018	1,575,395
Change in fair value of derivative financial instruments	(112,627)	(544,609)	(280,334)	(859,796)
Interest paid	(1,928,303)	(1,665,086)	(3,997,027)	(2,467,615)
Income taxes paid	(1,055,807)	(11,309)	(1,055,999)	(11,700)

Net change in non-cash working capital balances:
Provisions	23,207	169,954	14,408	164,555
Trade and other receivables	2,960,732	(6,143,982)	(907,217)	(4,038,836)
Prepaid expenses	(440,776)	143,810	(1,267,667)	(15,605)
Inventories	(160,669)	(83,295)	(3,167,994)	22,818
Accounts payable and accrued liabilities	(5,690,618)	4,042,887	(439,100)	935,851
Net cash provided by operating activities	2,787,925	6,416,984	7,801,729	12,704,375

Financing activities
Proceeds from operating line draw	2,600,000	6,575,609	6,600,000	6,575,609
Proceeds from debt issuance, net of issuance costs	-	166,044,656	-	166,044,656
Repayment of long-term debt	(7,956,282)	(61,575,609)	(15,866,344)	(65,575,609)
Private placement proceeds	-	25,289,411	-	25,289,411
Net cash used in financing activities	(5,356,282)	136,334,067	(9,266,344)	132,334,067

Investing activities:
Acquisition of businesses or products	-	(175,052,582)	-	(175,052,582)
Purchase of property and equipment	(9,391)	-	(12,799)	-
Capitalized product and software development costs	(116,150)	(69,017)	(358,818)	(335,846)
Short-term investments	(48)	225	(103)	109
Net cash used in investing activities	(125,589)	(175,121,374)	(371,720)	(175,388,319)

Effects of Foreign Exchange on Cash Balances	21,933	(584,974)	(69,551)	6,776

Net change in cash and cash equivalents	(2,672,013)	(32,955,297)	(1,905,886)	(30,343,101)

Cash and cash equivalents, beginning of period	3,979,691	43,599,373	3,213,564	40,987,177

Cash and cash equivalents, end of period	$1,307,678	$10,644,076	$1,307,678	$10,644,076

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

	Share capital	Equity reserve	Special warrants	Accumulated deficit	Accumulated other comprehensive income (AOCI)	Total equity

Balance, September 30, 2015	$184,534,553	$37,215,779	$-	$(61,271,614)	$20,318,732	$180,797,450

Private placement (note 9)	-	-	25,289,411	-	-	25,289,411

Share-based compensation (note 9)	-	1,575,395	-	-	-	1,575,395

Performance share units issuance (notes 9 and 19)	535,533	(535,533)	-	-	-	-

Net loss for the period	-	-	-	(4,340,880)	-	(4,340,880)

Other comprehensive income	-	-	-	-	(1,524,059)	(1,524,059)

Balance, March 31, 2016	$185,070,086	$38,255,641	$25,289,411	$(65,612,494)	$18,794,673	$201,797,317

Balance, September 30, 2016	$210,756,585	$39,146,155	$-	$(70,730,658)	$18,594,359	$197,766,441

Share-based compensation (note 9)	-	1,278,018	-	-	-	1,278,018

Performance share units issuance (note 9)	663,600	(810,067)	-	-	-	(146,467)

Net loss for the period	-	-	-	(7,490,468)	-	(7,490,468)

Other comprehensive loss	-	-	-	-	(3,915,048)	(3,915,048)

Balance, March 31, 2017	$211,420,185	$39,614,106	$-	$(78,221,126)	$14,679,311	$187,492,476

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The registered and head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2016. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. During the quarter ended March 31, 2017, there were no significant changes in accounting policies or their application.

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2016. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2016.

These interim financial statements were authorized for issue by the Company’s Board of Directors on May 10, 2017.

2.	Acquisitions

Surgestone, Provames, Speciafoldine and Tredemine

On March 7, 2016, the Company acquired the rights to manufacture, market and sell Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products (“Sanofi Portfolio”) in France from Sanofi S.A. (“Sanofi”) for a purchase price of €22,500,000 plus inventory on hand at closing. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of the special warrants (note 9), together with (ii) an additional advance under the Company’s credit facility (note 7).

The acquisition was determined to be a business combination under IFRS 3 with the Company as the acquirer and the Sanofi Portfolio as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $1,885,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $33,639,383 (€22,984,000). The purchase price allocation to the following identifiable assets is based on their estimated fair values:

Inventory	$1,646,550
Product rights - Surgestone	18,293,536
Product rights - Provames	1,369,930
Product rights - Speciafoldine	11,585,858
Product rights - Tredemine	743,509

Net assets acquired	$33,639,383

Elantan, Isoket, and Deponit

On February 4, 2016, the Company completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (the "Nitrates Portfolio") in Europe and select other markets. The Nitrates Portfolio were purchased pursuant to a purchase agreement entered into among the Company and one of its wholly owned subsidiaries.

The Nitrates Portfolio acquired include a variety of formats, including tablet, spray, patch and injectable presentations. The Nitrates Portfolio belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The Company acquired the exclusive rights to manufacture, market and sell the products in twenty European countries, Mexico, Turkey and South Korea. The European countries include France, Germany, Italy, Spain and the United Kingdom.

The UCB Products acquisition was structured as an all cash transaction pursuant to which the Company’s wholly owned subsidiary paid a purchase price of €92,000,000 on closing. In addition, the Company has agreed to purchase existing UCB Product inventory subsequent to the closing date. The Company funded the acquisition with a combination of cash-on-hand and proceeds from a new Euro-denominated debt facility (see note 7).

The acquisition was determined to be a business combination under IFRS 3 with the Company as the acquirer and the Nitrates Portfolio as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

Costs incurred to complete the acquisition were approximately $532,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $141,413,200 (€92,000,000). The purchase price allocation to the following identifiable assets is based on their estimated fair values:

Product rights - Elantan	$73,073,734
Product rights - Isoket	38,458,242
Product rights - Deponit	29,881,224

Net assets acquired	$141,413,200

3.	Property and equipment

Continuity of property and equipment as at March 31, 2017 was as follows:

	Computer Equipment	Leasehold Improvements	Furniture and Fixtures	Manufacturing Equipment	Total
Cost at September 30, 2016	$48,922	$122,917	$67,519	$125,775	$365,133
Additions	12,799	-	-	-	12,799
Foreign exchange differences	(94)	-	(66)	(4,429)	(4,589)

Cost at March 31, 2017	$61,627	$122,917	$67,453	$121,346	$373,343

Accumulated Depreciation at September 30, 2016	$6,404	$5,122	$5,967	$25,155	$42,648

Depreciation charge	7,840	6,146	6,610	2,975	23,571
Foreign exchange differences	(95)	-	(25)	(829)	(949)

Accumulated Depreciation at March 31, 2017	$14,149	$11,268	$12,552	$27,301	$65,270

Carrying amount at September 30, 2016	$42,518	$117,795	$61,552	$100,620	$322,485
Carrying amount at March 31, 2017	$47,478	$111,649	$54,901	$94,045	$308,073

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

4.	Intangible assets

Continuity of intangible assets as at March 31, 2017 was as follows:

	Product Rights	Patents	Computer Software	Total
Cost at September 30, 2016	$409,499,967	$22,874,352	$501,402	$432,875,721
Additions arising from internal development	192,711	-	166,107	358,818
Foreign exchange differences	(13,804,528)	(805,358)	(4,662)	(14,614,548)

Cost at March 31, 2017	$395,888,150	$22,068,994	$662,847	$418,619,991

Accumulated Amortization at September 30, 2016	$81,177,881	$21,451,948	$-	$102,629,829
Amortization charge	15,141,649	1,384,528	37,695	16,563,872
Foreign exchange differences	(2,249,338)	(767,482)	-	(3,016,820)

Accumulated amortization at March 31, 2017	$94,070,192	$22,068,994	$37,695	$116,176,881

Carrying amount at September 30, 2016	$328,322,086	$1,422,404	$501,402	$330,245,892
Carrying amount at March 31, 2017	$301,817,958	$-	$625,152	$302,443,110

At October 1, 2016, Management reviewed the amortization period and method applied to the Company’s product rights. It was determined that the amortization method previously being applied (straight-line) was not reflective of these assets’ economic benefit and rather the declining balance method of amortization is considered more appropriate. Further, the amortization period for certain product rights was revised to better reflect Management’s best estimate of the remaining useful life of these assets as of the beginning of the fiscal year. As a result of these changes in estimates, the amortization expense for the six months ended March 31, 2017 was approximately $2,600,000 lower than what would have been recorded under the previous method and period of amortization.

Certain computer software is not yet available for use and accordingly amortization has not yet commenced.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

5.	Derivative liabilities

	March 31 2017	September 30 2016
Interest rate swap	$557,250	$837,584

Total derivative liabilities	$557,250	$837,584

In accordance with the terms of the Company’s debt (note 7), during the third quarter of fiscal 2016 the Company entered into an interest rate swap for approximately 50% of the outstanding balance (€44,800,000 notional principal value at March 31, 2017), effectively fixing the maximum rate on that portion of the loan at 4.99% until maturity.

During the second quarter of fiscal 2015 the Company had entered into an interest rate swap for 50% of the outstanding balance of the previous senior secured facility, effectively fixing the rate on that portion of the loan at 5.72% until maturity. On January 22, 2016, the Company terminated the old interest rate swap contract resulting in a payment of $296,100, which represented the fair value of the liability on the settlement date.

6.	Provisions

	Six months ended March 31, 2017	Year ended September 30, 2016
Opening balance	$257,357	$167,656
Charges	119,432	497,760
Utilization	(105,024)	(407,150)
Foreign exchange	(2,839)	(909)

Ending balance	$268,926	$257,357

Less: current portion of provisions	134,463	128,678

Non-current portion of provisions	$134,463	$128,679

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American and certain European product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, expiry of product currently in inventory, forecast sales volumes, and changes in the marketplace.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

7.	Current and long-term debt

	March 31 2017	September 30 2016
Current

Operating line	$11,600,000	$5,000,000
Senior secured facility, €22,331,692 net of unamortized transaction costs of $1,126,107 (2016: €25,280,668 net of unamortized transaction costs of $1,196,127)	30,634,025	36,070,095

Total current portion of debt	$42,234,025	$41,070,095

Non-Current

Senior secured facility, €66,995,073 net of unamortized transaction costs of $1,553,918 (2016: €75,211,942 net of unamortized transaction costs of $1,875,795)	$93,726,475	$108,994,126

Total current and long-term debt	$135,960,500	$150,064,221

Euro Facility Amendment

On December 30, 2016, the Company amended its Euro Facility credit agreement (as defined below) to temporarily provide for increased working capital. The senior secured revolving credit facility was increased to $15,000,000 temporarily to the end of December 31, 2017, thereafter returning back to its original principal amount of $10,000,000. As a result certain covenants had to be adapted to account for this temporary increase. In addition, the cash flow sweep feature (discussed below) that had originally been contemplated to be calculated for the fiscal year ended September 30, 2016 was deferred to the fiscal year ended September 30, 2017. No changes were made to the amortization period or interest rate schedule of the original Euro Facility.

The amendment was determined to be a modification of the existing Euro Facility and therefore finance costs associated with the amendment of $409,974 were capitalized to the loan balance and will be amortized over the remaining term of the loan using the effective interest rate method.

Euro Facility

On February 1, 2016, in connection with the acquisition of the Nitrates Portfolio and Sanofi Portfolio, the Company refinanced its existing senior secured debt facility with a new Euro-denominated facility (“Euro Facility”). The Euro Facility was advanced under an amendment and restatement to the Company's existing credit agreement. Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180,000,000, comprising of a senior secured revolving credit facility in the principal amount of $10,000,000 and senior secured term facilities in the aggregate principal amount of $170,000,000, which were committed in Euros upon closing of the facility at a EUR:CAD exchange rate of 1.5225.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

The proceeds from the senior secured term facility were used as follows: 1) €39,408,867 ($60,000,000) was used to refinance the Old Debt Facility (see below) on close; 2) €65,681,445 ($100,000,000) was used towards the acquisition of the Nitrates Portfolio on February 4, 2016; and 3) €6,568,144 ($10,000,000) was used towards the acquisition of the Sanofi Portfolio on March 7, 2016. In addition, $6,575,609 was drawn from the senior secured revolving credit facility upon closing of the Nitrates Portfolio acquisition on February 4, 2016, which was partially repaid prior to the year end.

The senior secured term facility has a five year term at an initial coupon rate of EURIBOR (0% floor) plus 4.5% per annum, decreasing as the Company de-leverages, and quarterly principal repayments starting with June 30, 2016. As at March 31, 2017, the rate is EURIBOR (0% floor) plus 4.5%. The senior secured revolving credit facilities are due on demand and have an interest rate of Prime Rate plus 3.0% per annum, decreasing as the Company de-leverages.

Finance costs of $3,955,344 were capitalized to the loan balance and will be amortized over the term of the loan using the effective interest rate method. The unamortized portion of finance costs relating to the Old Debt Facility of $1,096,102 were written off during the prior fiscal year as the refinancing of the Old Debt Facility was determined to be an extinguishment of debt. The effective interest rate on the senior secured term facility at March 31, 2017 is 5.5%.

The senior secured term facility has an annual cash flow sweep feature, whereby 120 days after the fiscal year-end, commencing September 30, 2017 (as amended per above), the lender is entitled to 50% of excess cash flow as defined in the credit agreement. As at March 31, 2017, management has estimated that the cash flow sweep entitlement amount pertaining to the current fiscal year end is nil and therefore no amount has been included in the current portion of long-term debt.

In accordance with the terms of the Euro Facility, during the third quarter of fiscal 2016, the Company entered into an interest rate swap for approximately 50% of the outstanding balance, effectively fixing the maximum rate on that portion of the loan at 4.99% until maturity.

All of the Company's obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries. The Euro Facility contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to EBITDA and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured credit facility during the year and at March 31, 2017.

Old Debt Facility

On September 5, 2014, the Company entered into a renegotiated secured debt facility (“Old Debt Facility”) with a syndicate of Canadian lenders. The Old Debt Facility provided additional funds for the purchase of Sintrom and refinanced the Company's then-existing senior secured debt at a lower rate and extended term. The facility matures on September 5, 2019 and provided for an $80,000,000 term loan at the Canadian BA rate plus 4.5%, or 5.3% effective rate, with principal repayments of $4,000,000 per quarter and monthly interest payments. Finance costs of $1,986,786 were capitalized to the loan balance and were amortized over the term of the loan.

In accordance with the terms of the Old Debt Facility, during the second quarter of fiscal 2015, the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. The swap was unwound prior to the commencement of the new Euro Facility and all costs relating the unwinding were expensed in fiscal 2016.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

8.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. After October 31, 2019 the dividend rate is set to increase to LIBOR plus 10% for one year. Thereafter, the dividend rate will increase to LIBOR plus 12% into perpetuity. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. Costs associated with this transaction were approximately $52,000.

Based on management’s assessment of the various components of the Preferred Shares it was determined that the entire instrument should be recorded as a liability. Accordingly, dividends of $393,973 for the period ended March 31, 2017 (2016: $400,000) paid or accrued on the Preferred Shares are included in the finance costs in the statements of operations.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

9.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Six months ended March 31, 2017		Year ended September 30, 2016
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	116,999,906	$210,756,585	102,301,641	$184,534,553

Common shares issued pursuant to prospectus offerings (b)	-	-	14,250,000	25,289,411

Common shares issued pursuant to performance share units (c)	355,242	663,600	298,265	535,533

Common shares issued pursuant to options exercise (d)	-	-	150,000	397,088

Balance, end of period	117,355,148	$211,420,185	116,999,906	$210,756,585

(b)	Special warrants

On March 1, 2016, the Company completed, on a private placement basis, an offering of 14,250,000 subscription receipts of the Company (the “Subscription Receipts”), at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000 (the “Offering”). The proceeds of the Subscription Receipts were held in escrow and released to the Company upon the completion of the Sanofi French Products acquisition.  Upon closing of the acquisition, each Subscription Receipt was converted into one special warrant of the Company (the “Special Warrants”), with each Special Warrant being convertible into one common share of the Company. On May 18, 2016, the Special Warrants were converted into common shares under the Company's existing Base Shelf Prospectus, resulting in the issuance of 14,250,000 shares.

Transaction costs of $1,785,589 were incurred and have been capitalized against the proceeds from the Subscription Receipts.

On March 7, 2016, upon completion of the Sanofi French Products acquisition, the proceeds of the Offering, together with an advance under the Company’s amended and restated credit facility announced on February 1, 2016, were used to fund the acquisition.

(c)	Performance Share Unit Plan

In January 2015, the Board approved the Performance Share Unit Plan (the “Plan”), which was approved by the Company’s shareholders on March 26, 2015. The Plan grants Performance Share Units (“PSU’s”) to certain senior executives of the organization. The purpose of the plan is to provide the Company with greater flexibility with respect to equity compensation arrangements.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

During the six months ended March 31, 2017, a total of 212,500 PSU’s were granted to several executives as part of their ongoing compensation. Share based compensation expense in the amount of $484,927 ($201,960) was recognized for the six (and three) months ended March 31, 2017 ($323,103 ($134,775) for the six (and three) months ended March 31, 2016), in connection with these and past grants.

On December 16, 2016, the Company determined that performance conditions with respect to fiscal 2016 metrics had been met and, as such, a total of 440,034 shares (2016: 298,265 shares) were issuable pursuant to the grants in satisfaction of those amounts earned under the Performance Share Unit plan. Certain employees however, elected to settle their personal tax liability associated with the issuance of their PSU’s by allowing the Company to withhold sufficient shares as withholding tax. As a result, only 355,242 PSU’s were finally authorized and issued and 84,792 PSU’s were withheld by the Company. These shares were issued in February 2017.

(d)	Stock option plan

The Company has reserved 11,735,514 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

During the six months ended March 31, 2017, the Company granted 1,715,000 options (2016: 1,755,000 options) to management, staff and directors, with exercise price $1.00 per share (2016: $1.71). The options have a term of five years and vest over a period of two years from the date of grant.

The estimated fair value of the options granted during the three and six months ended March 31, 2017, using the Black-Scholes option pricing model, was $nil and $880,598 (2016: $nil and $1,703,754), respectively. $216,356 and $793,091 was expensed in the financial statements during the three and six months ended March 31, 2017 (2016: $348,447 and $1,252,292), respectively, relating to current and prior period grants and has been included in share-based compensation in the statements of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

(e)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Six months ended March 31
	2017	2016

Weighted-average fair value of options	$0.51	$0.97

Risk-free interest rate	0.75%	0.80%

Volatility of the Company's common shares	65%	69%

Weighted average expected life of the options	5 years	5 years

Forfeiture rate	8.7%	8.7%

Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of options outstanding	Weighted average price per option outstanding

Options outstanding, September 30, 2015	3,818,500	$1.86

Options granted	2,015,000	1.70
Options expired	(525,000)	1.95
Options exercised	(150,000)	1.66
Options outstanding, September 30, 2016	5,158,500	$1.79

Options granted	1,715,000	1.00
Options expired	(200,000)	2.02

Options outstanding, March 31, 2017	6,673,500	$1.58

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

The range of exercise prices for outstanding and exercisable options at March 31, 2017 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable	Weighted Average Exercisable Strike Price
$0.50 - $1.00	1,873,500	4.42	730,165	$0.98
$1.01 - $1.50	50,000	0.38	50,000	$1.19
$1.51 - $2.00	4,375,000	2.85	3,701,675	$1.74
$2.01 - $2.50	-	-	-	-
$2.51 - $3.00	375,000	3.05	325,001	$2.79
$0.50 - $3.00	6,673,500	3.29	4,806,841	$1.69

10.	Commitments and contingencies

(a)	Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	March 31 2017	September 30 2016
Less than 1 year	$472,281	$300,540
1 to 2 years	472,281	300,540
2 to 3 years	472,281	300,540
3 to 4 years	472,281	300,540
Thereafter	168,162	175,315
Total	$2,057,286	$1,377,475

Lease expense recognized during the three and six months ended March 31, 2017 was $166,879 and $335,071 (2016: $44,823 and $91,140), which has been included in general and administrative expenses in the consolidated statements of operations.

(b)	Legal proceedings

Arbitration Proceeding

In August 2014, the Company received notice of a request for arbitration from LG Life Sciences (“LGLS”), the original owner of the Company’s former Factive® product. This request for arbitration was based on the original license agreement entered into by LGLS and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration named the Company as a respondent together with Chiesi and Vansen Pharma, Inc. The request for arbitration included the allegation that Cornerstone did not have the legal right to transfer the Factive product to the Company. LGLS sought an award for damages relating to an alleged breach of contract, as well as disgorgement of revenue and other benefits derived by us from sales of Factive. The Company has successfully defended this claim. Additionally, the Company and Chiesi have each asserted claims against one another, seeking indemnity and damages related to LGLS’s claim. These claims along with any new liabilities in the form of the cost of damages incurred by LGLS resulting from Vansen’s failure to return the license to sell Factive to LGLS have also been resolved.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

The Company had contingent liabilities remaining at September 30, 2016 in the form of the Company’s indemnification of Cornerstone’s liability under the Factive asset purchase agreement, that included the cost of reimbursing wholesalers for expired goods on behalf of Cornerstone, the cost of paying for government reimbursement programs on behalf of Cornerstone, and legal costs incurred by Cornerstone to defend themselves against LGLS’s original claim. On December 18, 2016, the Company reached an out of court settlement in regards to all these claims in the amount of US$650,000, which has been included in general and administrative expense in the statement of operations for the six months ended March 31, 2017 along with unrecoverable deposits previously paid for the arbitration proceedings in the amount of $125,458. The settlement amount was paid in January 2017.

(c)	Revenue based commitments

Pursuant to the Company’s exclusive license agreement with EISAI, the Company is subject to a royalty fee of 20% based on the net sales of Salagen.

Pursuant to the Company’s technology transfer and manufacturing agreement with a contract manufacturer, the Company is subject to a royalty fee based on the capsule volume of Vancocin sold.

(d)	Purchase commitments

Pursuant to the Company’s raw materials supply agreement with a contract manufacturer, the Company is committed to purchasing approximately $2,500,000 of product per calendar year from 2017 to 2023.

11.	Related party transactions

At March 31, 2017 and September 30, 2016, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recorded in the general and administrative line of operating expenses are as follows:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
Salaries	$476,876	$567,532	$957,325	$1,068,679
Share-based compensation	395,547	483,222	1,183,569	1,575,395
Total	$872,423	$1,050,754	$2,140,894	$2,644,074

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

12.	Finance costs

Finance costs for the three and six months ended March 31, 2017 and 2016 are comprised of:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
Interest expense	$1,928,312	$1,655,085	$3,651,727	$2,467,614
Amortization of transaction costs	316,737	261,293	801,884	406,393
Write-off of old transaction costs on extinguishment of debt (note 7)	-	1,096,102	-	1,096,102
Total	$2,245,049	$3,012,480	$4,453,611	$3,970,109

13.	Income taxes

The major components of income tax (recovery) expense for the three and six months ended March 31, 2017 and 2016 are:

Income tax recognized in	Three months ended March 31		Six months ended March 31
profit or loss	2017	2016	2017	2016
Current tax
Current period tax expense	$369,277	$129,877	$844,286	$261,438

Provision for income taxes	$369,277	$129,877	$844,286	$261,438

14.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2017	2016

Debt comprised of:
Senior secured facility	$135,960,500	$150,064,221
Preferred shares	9,947,730	9,947,730

Equity comprised of:
Share capital	211,420,185	210,756,585
Equity reserve	39,614,106	39,146,155
Deficit and AOCI	(63,541,815)	(52,136,299)

	$333,400,706	$357,778,392

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (refer to note 7). There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

15.	Financial instruments and financial risk management

a)	Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of other financial liabilities such as the Company’ s operating line, long term debt, and preferred shares is not materially different than its carrying value due to the recent issuance of these liabilities.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2017
Classification	Carrying value		Fair value
Financial assets at FVTPL	$		$
- Short-term investments		3,258		3,258
Loans and receivables
- Cash and cash equivalents		1,307,678		1,307,678
- Trade and other receivables		28,513,053		28,513,053
Other financial liabilities
- Accounts payable and accrued liabilities		14,943,726		14,943,726
- Operating line		11,600,000		11,600,000
- Long term debt		124,360,500		127,040,525
- Preferred shares		9,947,730		10,000,000
Financial liabilities at FVTPL
- Derivative liabilities		557,250		557,250

	September 30, 2016
Classification	Carrying value		Fair value
Financial assets at FVTPL	$		$
- Short-term investments		3,155		3,155
Loans and receivables
- Cash and cash equivalents		3,213,564		3,213,564
- Trade and other receivables		28,597,219		28,597,219
Other financial liabilities
- Accounts payable and accrued liabilities		15,875,494		15,875,494
- Operating line		5,000,000		5,000,000
- Long term debt		145,064,221		148,136,156
- Preferred shares		9,947,730		10,000,000
Financial liabilities at FVTPL
- Derivative liabilities		837,584		837,584

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

At March 31, 2017, the Company’s financial assets and liabilities were classified as follows:

		Significant Observable Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Short-term investments	$3,258	$3,258	$-	$-
	$3,258	$3,258	$-	$-

Liabilities:
Derivative liabilities	$557,250	$-	$557,250	$-
	$557,250	$-	$557,250	$-

At September 30, 2016, the Company’s financial assets and liabilities would be classified as follows:

		Significant Observable Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Short-term investments	$3,155	$3,155	$-	$-
	$3,155	$3,155	$-	$-

Liabilities:
Derivative liabilities	$837,584	$-	$837,584	$-
	$837,584	$-	$837,584	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b)	Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

			Years ended September 30
At March 31, 2017	2017	2018	2019	Thereafter
Operating line	$11,600,000	$-	$-	$-
Senior Secured Facility	15,880,066	31,760,132	31,760,132	47,640,195
Accounts payable and accrued liabilities	14,943,726	-	-	-
Income taxes payable	406,636	-	-	-

Total	$42,830,428	$31,760,132	$31,760,132	$47,640,195

			Years ended September 30
At September 30, 2016	2016	2017	2018	Thereafter
Operating line	$5,000,000	$-	$-	$-
Senior Secured Facility	37,266,232	32,919,147	32,919,147	45,031,630
Accounts payable and accrued liabilities	15,875,494	-	-	-
Income taxes payable	635,891	-	-	-

Total	$58,777,617	$32,919,147	$32,919,147	$45,031,630

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products and services denominated in foreign currencies (primarily Euros), purchases of inventory in Euros and US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk. The Company’s Euro Facility also provides a natural hedge against its Euro sourced revenues, thus minimizing the need for foreign currency derivative contracts.

The following significant monetary financial assets and liabilities were denominated in foreign currencies at March 31, 2017 (U.S. dollar 1.3310, Euro 1.4222, British pound 1.6650, Swiss franc 1.3299) and September 30, 2016 (U.S. dollar 1.3117, Euro 1.4741, British pound 1.7069, Swiss franc 1.3531):

	March 31 2017	September 30 2016
Canadian Dollar Equivalent :

Denominated in US dollars	$(2,702,217)	$(1,631,182)
Denominated in Euros	(118,681,187)	(143,423,582)
Denominated in British pounds	2,797,921	5,121,046
Denominated in Swiss francs	543,405	431,128

Net (liabilities) assets denominated in foreign currencies	$(118,042,078)	$(139,502,589)

The Company has a Euro denominated debt facility (included in the table above), which serves as a natural hedge against the Company’s Euro-denominated investments in its European subsidiaries that are in the form of intercompany loans, which are eliminated upon consolidation.

The following table shows the estimated sensitivity of the Company’s total comprehensive gain (loss) for the period ended March 31, 2017 from a change in foreign currencies with all other variables held constant as at March 31, 2017:

Percentage change in foreign currencies	Change in total comprehensive loss from % increase in foreign currencies	Change in total comprehensive loss from % decrease in foreign currencies
2%	$(2,360,842)	$2,360,842
4%	(4,721,683)	4,721,683
6%	(7,082,525)	7,082,525
8%	(9,443,366)	9,443,366
10%	(11,804,208)	11,804,208

(iv)	Credit risk:

Some of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

(v)	Interest rate risk:

Merus has significant current and long-term debt in the form of senior secured debt which currently bears interest at a floating interest rate of EURIBOR (0% floor) plus 4.5% and will incur greater interest expenses if the EURIBOR rate rises. Management has reduced this risk by entering into an interest rate swap arrangement as allowed for through facilities in its credit agreement. Interest rate swaps effectively fix the interest rate on the debt to which they are applied. At March 31, 2017, Merus had interest rate swaps applied to approximately 50% of its senior secured debt facility.

16.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
Canada	$1,280,651	$1,095,139	$2,436,473	$2,959,513
International	21,366,857	18,608,414	46,279,839	32,669,891

	$22,647,508	$19,703,553	$48,716,312	$35,629,404

Other than Canada, the Company derived more than 10% of its revenues in the six months ended March 31, 2017 or six months ended March 31, 2016 period from France, Germany, and Spain. Revenues in France of $5,890,374 (2016: $1,091,988), Germany of $6,401,483 (2016: $6,814,799), and Spain of $7,551,184 (2016: $8,710,864), and are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	March 31	September 30
	2017	2016
Canada	$2,143,061	$2,177,950
International	300,608,122	328,390,427

	$302,751,183	$330,568,377

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

17.	Prior period reclassification

Cost of goods sold and Selling and marketing expenses

The line item cost of goods sold in the Company’s statements of operations has historically included any costs directly attributable to the products sold, which is mainly comprised of the carrying cost of goods sold, inventory write-downs or reversals, royalties payable on current sales, and certain manufacturer pass-through expenses (e.g. stability testing). The operating expense line item selling and marketing in the Company’s statements of operations has included all activities related to supporting the sales of its products, which includes distribution, marketing, promotion, quality control, and regulatory support.

Based on Management’s internal approach for analysing the Company’s financial performance as well as feedback from the readers of the financial statements, Management has determined that the relevance, reliability, and comparability of the Company’s consolidated financial statements can be improved by reclassifying all costs directly related to the logistics, warehousing, release, and distribution of the Company’s products from selling and marketing expenses and general and administrative to cost of goods sold. There has been no impact to net income or (loss) as a result of this reclassification.

Thus, certain amounts have been reclassified from general and administrative and selling and marketing to cost of goods sold in the prior year to conform to current year presentation.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

Impact of Reclassification

The impact of the above reclassification adjustments have been summarized below. These reclassification adjustments have no impact on net income (loss) and therefore only the statements of operations is disclosed.

For the six months ended March 31, 2016	As previously reported	Adjustment	As restated
Statement of Operations:
Revenues	$35,629,404	-	$35,629,404
Cost of goods sold	10,291,160	408,620	10,699,781
Gross margin	25,338,244	408,620	24,929,623

Operating expenses:
Selling and marketing	2,583,028	(408,620)	2,174,407
General and administrative	3,179,150	-	3,179,150
Share-based compensation	1,575,395	-	1,575,395
Acquisition costs	2,282,919		2,282,919
Amortization of intangible assets	16,510,144	-	16,510,144
Depreciation	7,619	-	7,619
Foreign exchange gains	51,734	-	51,734
	26,189,989	(408,620)	25,781,368

Operating income	(851,745)	-	(851,745)

Finance costs	3,970,109	-	3,970,109
Derivative losses	(742,496)	-	(742,496)
Investment income	84	-	84

Loss before income taxes	(4,079,442)	-	(4,079,442)

Income tax expense – current	261,438	-	261,438

Net income for the year	$(4,340,880)	-	$(4,340,880)

18.	Net Investment in Foreign Operation

For the year ended September 30, 2015 and prior, the Company recognized any foreign exchange gains and losses on its intercompany loans in other comprehensive income as it considered these amounts as part of its net investment in a foreign operation. These intercompany loans were started to be repaid in fiscal 2016 and as such the Company expects that going forward they will be settled. Accordingly, these loans no longer met the definition of a net investment in a foreign operation under IAS 21 during the year ended September 30, 2016. Thus, any foreign exchange gains and losses on these loans recorded during the year ended September 30, 2016 and beyond will be recorded through net income (loss). Any historical amounts ($9,822,703 accumulated gain) recorded will be recycled out of AOCI on the disposal of the foreign operations.

Merus Labs International Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six months ended March 31, 2017 and 2016

19.	Reclassification of Comparative Figures

The comparative figures included in the statement of cash flows and PSU issuances included in the statement of changes in equity have been reclassified to conform with the current period’s presentation.

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